SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07
4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 – ADDRESS Av. das Nações Unidas, 8501 – 19° andar			2 - DISTRICT Pinheiros
3 - ZIP CODE 05425-070	4 – CITY Săo Paulo			5 - STATE SP
6 - AREA CODE 011	7 - TELEPHONE 3025-9297	8 - TELEPHONE 3025-9158	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9438	13 – FAX 3025-9217	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari
2 – ADDRESS Av. das Nações Unidas, 8501 – 19° andar			3 - DISTRICT Pinheiros
4 - ZIP CODE 05425-070	5 – CITY Săo Paulo			6 - STATE SP
7 - AREA CODE 011	8 - TELEPHONE 3025-9297	9 - TELEPHONE 3025-9158	10 - TELEPHONE 3025-9191	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9438	14 – FAX 3025-9191	15 - FAX -
16 - E-MAIL ri@gafisa.com.br

01.04 - REFERENCE / AUDITOR

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 – END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2010	12/31/2010	1	1/1/2010	3/31/2010	4	10/1/2009	12/31/2009
09 - INDEPENDENT ACCOUNTANT Terco Grant Thornton Auditores Independentes Soc. Simples					10 - CVM CODE 00635-1
11 - PARTNER IN CHARGE Daniel Gomes Maranhão Junior					12 - PARTNER’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 070.962.868-45

 Page: 1

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2010	2 - PREVIOUS QUARTER 12/31/2009	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2009
Paid-in Capital
1 - Common	419,336	167,077	133,088
2 - Preferred	0	0	0
3 - Total	419,336	167,077	133,088
Treasury share
4 - Common	600	300	3,125
5 - Preferred	0	0	0
6 - Total	600	300	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 – Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

 Page: 2

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of Reais)	4 - AMOUNT OF CHANGE (In thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (thousands)	8 -SHARE PRICE WHEN ISSUED (In Reais)
01	03/23/2010	1,627,275	925,000	Public subscription	74,000	12.5000000000
02	03/23/2010	2,552,275	138,750	Public subscription	11,100	12.5000000000
03	03/26/2010	2,691,025	193	Private cash subscription	82	2.3590300000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/03/2010	2 – SIGNATURE

 Page: 3

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
1	Total Assets	6,659,552	5,675,441
1.01	Current Assets	3,472,399	2,551,038
1.01.01	Cash and cash equivalents	1,569,486	773,479
1.01.01.01	Cash and banks	24,539	27,129
1.01.01.02	Financial Investments	1,544,947	746,350
1.01.02	Credits	1,059,185	911,333
1.01.02.01	Trade accounts receivable	1,059,185	911,333
1.01.02.01.01	Receivables from clients of developments	946,207	784,639
1.01.02.01.02	Receivables from clients of construction and services rendered	79,401	94,094
1.01.02.01.03	Other Receivables	33,577	32,600
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	594,153	604,128
1.01.03.01	Properties for sale	594,153	604,128
1.01.04	Other	249,575	262,098
1.01.04.01	Deferred selling expenses	209	424
1.01.04.02	Other receivables	237,464	245,246
1.01.04.03	Prepaid expenses	11,902	16,428
1.02	Non Current Assets	3,187,153	3,124,403
1.02.01	Long Term Receivables	994,016	992,578
1.02.01.01	Sundry Credits	804,532	831,266
1.02.01.01.01	Receivables from clients of developments	654,970	696,953
1.02.01.01.02	Properties for sale	149,562	134,273
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	189,484	161,352
1.02.01.03.01	Deferred taxes	161,416	138,056
1.02.01.03.02	Other receivables	28,068	23,296
1.02.02	Permanent Assets	2,193,137	2,131,825
1.02.02.01	Investments	1,963,075	1,904,297
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in associated and similar companies - Goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	1,614,235	1,565,228
1.02.02.01.04	Interest in Subsidiaries - goodwill	0	0
1.02.02.01.05	Other Investments	348,840	339,069
1.02.02.02	Property and equipment	27,399	28,424
1.02.02.03	Intangible assets	202,663	199,104
1.02.02.03.01	Goodwill on acquisition of subsidiaries	195,534	195,088
1.02.02.03.02	Other intangible	7,129	4,016
1.02.02.04	Deferred charges	0	0

 Page: 4

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ Equity	6,659,552	5,675,441
2.01	Current Liabilities	1,283,314	1,219,619
2.01.01	Loans and Financing	554,995	514,831
2.01.02	Debentures	116,199	111,121
2.01.03	Suppliers	64,467	61,137
2.01.04	Taxes, charges and contributions	86,420	77,861
2.01.05	Dividends Payable	50,716	50,765
2.01.06	Provisions	7,326	11,266
2.01.06.01	Provision for contingencies	7,326	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	403,191	392,638
2.01.08.02	Obligations for purchase of real estate and advances from customers	222,749	240,164
2.01.08.03	Payroll, profit sharing and related charges	35,095	38,896
2.01.08.04	Other liabilities	145,347	113,578
2.02	Non Current Liabilities	1,946,655	2,130,188
2.02.01	Long Term Liabilities	1,946,655	2,130,188
2.02.01.01	Loans and Financing	223,226	324,547
2.02.01.02	Debentures	1,148,000	1,196,000
2.02.01.03	Provisions	11,192	28,735
2.02.01.03.01	Provisions for contingencies	11,192	28,735
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	564,237	580,906
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	48,820	51,606
2.02.01.06.02	Deferred income tax and social contribution	205,716	186,862
2.02.01.06.03	Negative goodwill on acquisition of subsidiaries	8,203	9,408
2.02.01.06.04	Other liabilities	301,498	333,030
2.03	Deferred income	0	0
2.05	Shareholders' equity	3,429,583	2,325,634
2.05.01	Paid-in capital stock	2,689,487	1,625,544
2.05.01.01	Capital Stock	2,691,218	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	293,626	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0

 Page: 5

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2.05.04.05	Retained earnings	38,553	38,553
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	64,819	0
2.05.07	Advances for future capital increase	0	0

 Page: 6

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.01	Gross Sales and/or Services	426,769	426,769	220,033	220,033
3.01.01	Real estate development and sales	376,895	376,895	202,839	202,839
3.01.02	Construction services rendered revenue	7,208	7,208	9,231	9,231
3.01.03	Barter transactions revenue	42,666	42,666	7,963	7,963
3.02	Gross Sales Deductions	(13,078)	(13,078)	(7,131)	(7,131)
3.02.01	Taxes on sales and services	(10,282)	(10,282)	(6,800)	(6,800)
3.02.02	Brokerage fee on sales	(2,796)	(2,796)	(331)	(331)
3.03	Net Sales and/or Services	413,691	413,691	212,902	212,902
3.04	Cost of Sales and/or Services	(322,722)	(322,722)	(165,200)	(165,200)
3.04.01	Cost of Real estate development	(280,056)	(280,056)	(157,237)	(157,237)
3.4.02	Barter transactions cost	(42,666)	(42,666)	(7,963)	(7,963)
3.05	Gross Profit	90,969	90,969	47,702	47,702
3.06	Operating Expenses/Income	(16,903)	(16,903)	(3,497)	(3,497)
3.06.01	Selling Expenses	(15,844)	(15,844)	(16,610)	(16,610)
3.06.02	General and Administrative	(23,909)	(23,909)	(26,082)	(26,082)
3.06.02.01	Profit sharing	0	0	0	0
3.06.02.02	Stock option plan expenses	(2,228)	(2,228)	(6,190)	(6,190)
3.06.02.03	Other Administrative Expenses	(21,681)	(21,681)	(19,892)	(19,892)
3.06.03	Financial	(24,478)	(24,478)	(14,383)	(14,383)
3.06.03.01	Financial income	14,641	14,641	22,891	22,891
3.06.03.02	Financial Expenses	(39,119)	(39,119)	(37,274)	(37,274)
3.06.04	Other operating income	9,771	9,771	52,600	52,600
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortiz.	0	0	52,600	52,600
3.06.04.02	Other operating income	9,771	9,771	0	0
3.06.05	Other operating expenses	(4,544)	(4,544)	(26,534)	(26,534)
3.06.05.01	Depreciation and Amortization	(3,776)	(3,776)	(3,637)	(3,637)

 Page: 7

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2009 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.06.05.02	Other Operating expenses	(768)	(768)	(22,897)	(22,897)
3.06.06	Equity in results of investees	42,101	42,101	27,512	27,512
3.07	Total operating profit	74,066	74,066	44,205	44,205
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	74,066	74,066	44,205	44,205
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred Income Tax	(9,247)	(9,247)	(7.472)	(7.472)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.15	Net income for the Period	64,819	64,819	36,733	36,733
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	418,736	418,736	129,963	129,963
	EARNINGS PER SHARE (Reais)	0.15480	0.15480	0.28264	0.28264
	LOSS PER SHARE (Reais)

 Page: 8

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 – CODE	2 – DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.01	Net cash from operating activities	(47,824)	(47,824)	29,919	29,919
4.01.01	Cash generated in the operations	92,996	92,996	12,273	12,273
4.01.01.01	Net Income for the year	64,819	64,819	36,733	36,733
4.01.01.02	Equity in the results of investees	(42,101)	(42,101)	(27,512)	(27,512)
4.01.01.03	Stock options expenses	2,228	2,228	6,190	6,190
4.01.01.04	Gain on sale of investments	0	0	(52,600)	(52,600)
4.01.01.05	Unrealized interest and finance charges, net	49,777	49,777	35,540	35,540
4.01.01.06	Deferred taxes	9,247	9,247	7,472	7,472
4.01.01.07	Depreciation and amortization	4,981	4,981	4,910	4,910
4.01.01.08	Amortization of negative goodwill	(1,205)	(1,205)	(1,273)	(1,273)
4.01.01.09	Provision for contingencies	3,158	3,158	1,456	1,456
4.01.01.10	Warranty provision	2,092	2,092	1,357	1,357
4.01.01.11	Profit sharing provision	0	0	0	0
4.01.02	Variation in Assets and Liabilities	(140,820)	(140,820)	17,646	17,646
4.01.02.01	Trade accounts receivable	(105,870)	(105,870)	(118,799)	(118,799)
4.01.02.02	Properties for sale	(5,314)	(5,314)	120,256	120,256
4.01.02.03	Other Receivables	27,103	27,103	(17,699)	(17,699)
4.01.02.04	Deferred selling expenses	215	215	2,360	2,360
4.01.02.05	Prepaid expenses	4,526	4,526	(50)	(50)
4.01.02.06	Obligations for purchase of real estate and adv. from customers	(22,294)	(22,294)	(28,937)	(28,937)
4.01.02.07	Taxes, charges and contributions	8,559	8,559	3,817	3,817
4.01.02.08	Suppliers	3,330	3,330	(3,985)	(3,985)
4.01.02.09	Payroll, profit sharing and related charges	(3,850)	(3,850)	3,572	3,572
4.01.02.10	Other accounts payable	(23,131)	(23,131)	56,802	56,802
4.01.02.11	Escrow deposits	(24,094)	(24,094)	309	309
4.01.03	Others	0	0	0	0

 Page: 9

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

04.01 - STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.02	Net cash from investments activities	(391,711)	(391,711)	(106,192)	(106,192)
4.02.01	Purchase of property and equipment and deferred charges	(7,070)	(7,070)	(5,458)	(5,458)
4.02.02	Capital contribution in subsidiary companies	(17,122)	(17,122)	(73,275)	(73,275)
4.02.03	Restricted cash in guarantee to loans	(367,519)	(367,519)	(27,459)	(27,459)
4.02.04	Investments acquisition	0	0	0	0
4.03	Net cash from financing activities	868,023	868,023	(25,129)	(25,129)
4.03.01	Capital increase	1,063,943	1,063,943	0	0
4.03.02	Loans and financing obtained	64,411	64,411	34,152	34,152
4.03.03	Repayment of loans and financing	(218,266)	(218,266)	(58,906)	(58,906)
4.03.04	Assignment of credits receivable, net	(1,094)	(1,094)	(375)	(375)
4.03.05	Dividends paid	0	0	0	0
4.03.06	Public offering expenses and deferred taxes	(40,971)	(40,971)	0	0
4.03.07	CCI – Assignment of credits receivable	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	428,488	428,488	(101,402)	(101,402)
4.05.01	Cash at the beginning of the period	745,515	745,515	165,216	165,216
4.05.02	Cash at the end of the period	1,174,003	1,174,003	63,814	63,814

 Page: 10

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 – TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	64,819		64,819
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,063,943	0	0	0	0	0	1,063,943
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	193	0	0	0	0	0	193
5.09	Increase in capital reserves	0	(24,813)	0	0	0	0	(24,813)
5.09.01	Public offering expenses	0	(27,041)	0	0	0	0	(27,041)
5.09.02	Stock options program	0	2,228	0	0	0	0	2,228
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583

 Page: 11

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	64,819	0	64,819
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,063,943	0	0	0	0	0	1,063,943
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	193	0	0	0	0	0	193
5.09	Increase in capital reserves	0	(24,813)	0	0	0	0	(24,813)
5.09.01	Public offering expenses	0	(27,041)	0	0	0	0	(27,041)
5.09.02	Stock options program	0	2,228	0	0	0	0	2,228
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583

 Page: 12

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
1	Total Assets	8,752,813	7,688,323
1.01	Current Assets	5,773,717	4,892,448
1.01.01	Cash and cash equivalents	2,125,613	1,424,053
1.01.01.01	Cash and banks	193,615	113,829
1.01.01.02	Financial Investments	1,786,941	1,182,858
1.01.01.03	Restricted credits	145,057	127,366
1.01.02	Credits	2,193,650	2,008,464
1.01.02.01	Trade accounts receivable	2,193,650	2,008,464
1.01.02.01.01	Receivables from clients of developments	2,103,394	1,908,795
1.01.02.01.02	Receivables from clients of construction and services rendered	81,312	96,005
1.01.02.01.03	Other Receivables	8,944	3,664
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,327,966	1,332,374
1.01.03.01	Properties for sale	1,327,966	1,332,374
1.01.04	Other	126,488	127,557
1.01.04.01	Deferred selling expenses	18,802	6,633
1.01.04.02	Other receivables	95,436	108,791
1.01.04.03	Prepaid expenses	12,250	12,133
1.02	Non Current Assets	2,979,096	2,795,875
1.02.01	Long Term Assets	2,711,246	2,534,713
1.02.01.01	Sundry Credits	2,351,031	2,184,265
1.02.01.01.01	Receivables from clients of developments	1,922,482	1,768,182
1.02.01.01.02	Properties for sale	428,549	416,083
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	360,215	350,448
1.02.01.03.01	Deferred taxes	307,132	281,288
1.02.01.03.02	Other receivables	53,083	69,160
1.02.02	Permanent Assets	267,850	261,162
1.02.02.01	Investments	0	0
1.02.02.01.01	Interest in associated and similar companies	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.02	Property and equipment	60,269	56,476
1.02.02.03	Intangible assets	207,581	204,686
1.02.02.03.01	Goodwill on acquisition of subsidiaries	195,534	195,088
1.02.02.03.02	Other intangibles	12,047	9,598
1.02.02.04	Deferred charges	0	0

 Page: 13

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2	Total Liabilities and Shareholders’ equity	8,752,813	7,688,323
2.01	Current Liabilities	2,056,473	2,020,602
2.01.01	Loans and Financing	735,741	678,312
2.01.02	Debentures	139,792	122,377
2.01.03	Suppliers	234,648	194,331
2.01.04	Taxes, charges and contributions	143,196	138,177
2.01.05	Dividends Payable	54,468	54,279
2.01.06	Provisions	7,326	11,266
2.01.06.01	Provision for contingencies	7,326	11,266
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	741,302	821,860
2.01.08.01	Obligations for purchase of real estate and advances from customers	470,986	475,409
2.01.08.02	Payroll, profit sharing and related charges	64,851	61,320
2.01.08.03	Other liabilities	205,465	205,657
2.01.08.04	Deferred taxes	0	79,474
2.02	Non Current Liabilities	3,203,451	3,283,540
2.02.01	Long Term Liabilities	3,203,451	3,283,540
2.02.01.01	Loans and Financing	410,067	525,443
2.02.01.02	Debentures	1,748,000	1,796,000
2.02.01.03	Provisions	51,957	61,687
2.02.01.03.01	Provisions for contingencies	51,957	61,687
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	993,427	900,410
2.02.01.06.01	Obligations for purchase of real estate and advances from customers	161,194	146,401
2.02.01.06.02	Deferred taxes	452,496	336,291
2.02.01.06.03	Other liabilities	371,534	408,310
2.02.01.06.04	Negative goodwill on acquisition of subsidiaries	8,203	9,408
2.03	Deferred income	0	0
2.04	Minority Interests	63,306	58,547
2.05	Shareholders' equity	3,429,583	2,325,634
2.05.01	Paid-in capital stock	2,689,487	1,625,544
2.05.01.01	Capital Stock	2,691,218	1,627,275
2.05.01.02	Treasury shares	(1,731)	(1,731)
2.05.02	Capital Reserves	293,626	318,439
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiaries/ Associated and similar Companies	0	0
2.05.04	Revenue reserves	381,651	381,651
2.05.04.01	Legal	31,758	31,758
2.05.04.02	Statutory	311,360	311,360

 Page: 14

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 – IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

08.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 – 3/31/2010	4 – 12/31/2009
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained earnings	38,533	38,533
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Adjustments to Assets Valuation	0	0
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Cumulative Translation Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings/accumulated losses	64,819	0
2.05.07	Advances for future capital increase	0	0

 Page: 15

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.01	Gross Sales and/or Services	938,876	938,876	565,811	565,811
3.01.01	Real estate development and sales	884,666	884,666	549,920	549,920
3.01.02	Construction services rendered revenue	7,877	7,877	7,299	7,299
3.01.03	Barter transactions revenue	46,333	46,333	8,592	8,592
3.02	Gross Sales Deductions	(31,291)	(31,291)	(23,924)	(23,924)
3.02.01	Taxes on sales and services	(25,512)	(25,512)	(21,710)	(21,710)
3.02.02	Brokerage fee on sales	(5,779)	(5,779)	(2,214)	(2,214)
3.03	Net Sales and/or Services	907,585	907,585	541,887	541,887
3.04	Cost of Sales and/or Services	(654,929)	(654,929)	(387,248)	(387,248)
3.04.01	Cost of Real estate development	(608,596)	(608,596)	(378,656)	(378,656)
3.4.02	Barter transactions cost	(46,333)	(46,333)	(8,592)	(8,592)
3.05	Gross Profit	252,656	252,656	154,639	154,639
3.06	Operating Expenses/Income	(154,198)	(154,198)	(89,838)	(89,838)
3.06.01	Selling Expenses	(51,294)	(51,294)	(46,606)	(46,606)
3.06.02	General and Administrative	(57,418)	(57,418)	(55,918)	(55,918)
3.06.02.01	Profit sharing	(1,693)	(1,693)	(1,352)	(1,352)
3.06.02.02	Stock option plan expenses	(3,183)	(3,183)	(8,567)	(8,567)
3.06.02.03	Other Administrative Expenses	(52,542)	(52,542)	(45,999)	(45,999)
3.06.03	Financial	(33,268)	(33,268)	(9,209)	(9,209)
3.06.03.01	Financial income	23,929	23,929	35,527	35,527
3.06.03.02	Financial Expenses	(57,197)	(57,197)	(44,736)	(44,736)
3.06.04	Other operating income	0	0	52,600	52,600
3.06.04.01	Gain on partial sale of Fit Residential – negative goodwill amortize	0	0	52,600	52,600
3.06.05	Other operating expenses	(12,218)	(12,218)	(30,705)	(30,705)
3.06.05.01	Depreciation and Amortization	(11,443)	(11,443)	(9,255)	(9,255)
3.06.05.02	Negative goodwill amortization	1,205	1,205	1,273	1,273

 Page: 16

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

09.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
3.06.05.03	Other Operating expenses	(1,980)	(1,980)	(22,723)	(22,723)
3.06.06	Equity in results of investees	0	0	0	0
3.07	Total operating profit	98,458	98,458	64,801	64,801
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.8.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes/profit sharing	98,458	98,458	64,801	64,801
3.10	Provision for income tax and social contribution	(7,746)	(7,746)	(6,312)	(6,312)
3.11	Deferred Income Tax	(14,743)	(14,743)	(10,001)	(10,001)
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders’ equity	0	0	0	0
3.14	Minority interest	(11,150)	(11,150)	(11,755)	(11,755)
3.15	Net income for the Period	64,819	64,819	36,733	36,733
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	418,736	418,736	129,963	129,963
	EARNINGS PER SHARE (Reais)	0.15480	0.15480	0.28264	0.28264
	LOSS PER SHARE (Reais)

 Page: 17

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.01	Net cash from operating activities	(115,090)	(115,090)	(117,987)	(117,987)
4.01.01	Cash generated in the operations	176,302	176,302	66,196	66,196
4.01.01.01	Net Income for the year	64,819	64,819	36,733	36,733
4.01.01.02	Stock options expenses	3,183	3,183	8,567	8,567
4.01.01.03	Gain on sale of investments	0	0	(52,600)	(52,600)
4.01.01.04	Unrealized interest and finance charges, net	64,501	64,501	37,876	37,876
4.01.01.05	Deferred taxes	14,743	14,743	10,001	10,001
4.01.01.06	Depreciation and amortization	11,443	11,443	9,255	9,255
4.01.01.07	Amortization of negative goodwill	(1,205)	(1,205)	(1,273)	(1,273)
4.01.01.08	Disposal of fixed asset	0	0	4,660	4,660
4.01.01.09	Provision for contingencies	3,158	3,158	(1,511)	(1,511)
4.01.01.10	Warranty provision	2,703	2,703	1,920	1,920
4.01.01.11	Profit sharing provision	1,693	1,693	0	0
4.01.01.12	Allowance for doubtful accounts	114	114	813	813
4.01.01.13	Minority interest	11,150	11,150	11,755	11,755
4.01.02	Variation in Assets and Liabilities	(291,392)	(291,392)	(184,183)	(184,183)
4.01.02.01	Trade accounts receivable	(339,600)	(339,600)	(475,868)	(475,868)
4.01.02.02	Properties for sale	(8,058)	(8,058)	180,750	180,750
4.01.02.03	Other Receivables	45,467	45,467	11,097	11,097
4.01.02.04	Deferred selling expenses	(12,169)	(12,169)	(1,943)	(1,943)
4.01.02.05	Prepaid expenses	(117)	(117)	(206)	(206)
4.01.02.06	Suppliers	40,317	40,317	(4,642)	(4,642)
4.01.02.07	Obligations for purchase of real estate and adv. from customers	7,666	7,666	55,056	55,056
4.01.02.08	Taxes, charges and contributions	5,019	5,019	21,516	21,516
4.01.02.09	Payroll, profit sharing and related charges	3,531	3,531	30,535	30,535
4.01.02.10	Other accounts payable	(17,008)	(17,008)	(787)	(787)

 Page: 18

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

10.01 – CONSOLIDATED STATEMENT OF CASH FLOW – INDIRECT METHOD (in thousands of Brazilian Reais)

1 - CODE	2 – DESCRIPTION	3 -1/1/2010 to 3/31/2010	4 - 1/1/2010 to 3/31/2010	5 -1/1/2009 to 3/31/2009	6 - 1/1/2009 to 3/31/2009
4.01.02.11	Escrow deposits	(16,440)	(16,440)	309	309
4.01.03	Others	0	0	0	0
4.02	Net cash from investments activities	(413,676)	(413,676)	(36,993)	(36,993)
4.02.01	Purchase of property and equipment and intangible assets	(17,686)	(17,686)	(2,790)	(2,790)
4.02.02	Restricted cash in guarantee to loans	(395,990)	(395,990)	(34,203)	(34,203)
4.03	Net cash from financing activities	834,337	834,337	16,053	16,053
4.03.01	Capital increase	1,063,943	1,063,943	0	0
4.03.02	Loans and financing obtained	104,105	104,105	51,631	51,631
4.03.03	Repayment of loans and financing	(257,138)	(257,138)	(87,349)	(87,349)
4.03.04	Assignment of credits receivable, net	(12,787)	(12,787)	(17,935)	(17,935)
4.03.05	Dividends paid	0	0	0	0
4.03.06	Proceeds from subscription of redeemable equity interest in securitization fund	(9,668)	(9,668)	69,706	69,706
4.03.07	CCI – assignment of credits receivable	0	0	0	0
4.03.08	Dividends paid SCP	(13,147)	(13,147)	0	0
4.3.09	Public offering expenses and deferred taxes	(40,971)	(40,971)	0	0
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Net increase (decrease) of Cash and Cash Equivalents	305,571	305,571	(138,927)	(138,927)
4.05.01	Cash at the beginning of the period	1,249,422	1,249,422	528,574	528,574
4.05.02	Cash at the end of the period	1,554,993	1,554,993	389,647	389,647

 Page: 19

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2009 TO 03/31/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	64,819	0	64,819
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,063,943	0	0	0	0	0	1,063,943
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	193	0	0	0	0	0	193
5.09	Increase in capital reserves	0	(24,813)	0	0	0	0	(24,813)
5.09.01	Public offering expenses	0	(27,041)	0	0	0	0	(27,041)
5.09.02	Stock options program	0	2,228	0	0	0	0	2,228
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583

 Page: 20

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010 (in thousands of Brazilian reais)

1 - CODE	2 – DESCRIPTION	3 –CAPITAL STOCK	4 – CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED DEFICIT	8 – ADJUSTMENTS TO ASSETS VALUATION	9 - TOTAL SHAREHOLDERS’ EQUITY
5.01	Opening balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.02	Prior-years adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	1,627,275	318,439	0	379,920	0	0	2,325,634
5.04	Net Income/Loss for the period	0	0	0	0	64,819	0	64,819
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on own capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of revenue reserves	0	0	0	0	0	0	0
5.07	Adjustments to assets valuation	0	0	0	0	0	0	0
5.07.01	Securities adjustments	0	0	0	0	0	0	0
5.07.02	Cumulative Translation adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/decrease in capital stock	1,063,943	0	0	0	0	0	1,063,943
5.08.01	Public offering	1,063,750	0	0	0	0	0	1,063,750
5.08.02	Exercise of stock options	193	0	0	0	0	0	193
5.09	Increase in capital reserves	0	(24,813)	0	0	0	0	(24,813)
5.09.01	Public offering expenses	0	(27,041)	0	0	0	0	(27,041)
5.09.02	Stock options program	0	2,228	0	0	0	0	2,228
5.10	Treasury Shares	0	0	0	0	0	0	0
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	0	0	0	0	0
5.13	Closing balance	2,691,218	293,626	0	379,920	64,819	0	3,429,583

 Page: 21

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Notes to quarterly information (parent company and consolidated) as of March 31, 2010

(Amounts in thousands of Brazilian Reais, unless otherwise stated)

1.    Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

.

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A.. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7). On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

 Page: 22

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed a public offering, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,680 ADRs.

2.    Presentation of the Quarterly Information

The quarterly information was approved by the Board of Directors in their meeting held on April 29, 2010.

The quarterly information were prepared and are being presented in accordance with the accounting practices adopted in Brazil, which take into consideration the provisions contained in the Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the Pronouncement, Guidance and Interpretation issued by the Accounting Standards Committee (“CPC”), approved by the proper authorities. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC, approved by the Federal Accounting Council (“CFC”), required for the years starting after January 1, 2010, as provided for in CVM Resolution No. 603/09.

The Company is discussing this matter with the other companies of the segment aiming at improving its understanding about its applicability in the segment and the Brazilian scenario, and arrived at the understanding that at present it is not possible to determine the effects of such changes on the shareholders’ equity and results for the quarter ended March 31, 2010.

3.    Significant accounting practices adopted in the preparation of the quarterly information

a)         Accounting estimates

The preparation of the quarterly information in accordance with the accounting practices adopted in Brazil requires the Company’s management to make judgments to determine and record accounting estimates. Assets and liabilities affected by estimates and assumptions include the residual value of property and equipment, provision for impairment, allowance for doubtful accounts, deferred tax assets, provision for contingencies and measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for determining them. The Company review estimates and assumptions at least annually.

 Page: 23

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

b)      Recognition of results

(i)      Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted:

(a)   For completed units, the result is recognized when the sale is made, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

(b)   In the sales of unfinished units, the following procedures and rules were observed:

▪ The incurred cost (including the costs related to land, and other expenditures directly related to increase inventories) corresponding to the units sold is fully appropriated to the result.

▪ The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized in direct proportion to cost.

▪ Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients".

▪ Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting – pro rata basis.

▪ The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to results as they are incurred – represented by media insertion – using the accrual basis of accounting.

 Page: 24

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(ii) Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate; revenues are recognized as services are rendered.

(iii)    Barter transactions

Barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed, provided that the real estate development recording is obtained. Revenues and costs incurred from barter transactions are appropriated to income over the course of construction period of the projects, as described in item (b).

c)      Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contract provisions of financial instruments, which include financial investments, accounts receivable and other receivables,  cash and cash equivalents, loans and financing, as well as accounts payable and other debts. Financial instruments that are not recognized at fair value through income are added by any directly attributable transactions costs.

After the initial recognition, financial instruments are measured as described below:

  (i)    Financial instruments at fair value through income

A financial instrument is classified into fair value through income if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through income if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in income when incurred. Financial instruments at fair value through income are measured at fair value, and their fluctuations are recognized in income.

   (ii)  Loans and receivables

Loans and receivables are measured at cost amortized using the method of effective interest rate, reduced by possible impairment.

 Page: 25

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

d)      Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption. Most of financial investments are classified into the category “financial assets at fair value through income”.

Investment funds in which the Company is the sole owner are fully consolidated.

e)      Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts arising from the provision of services, when applicable, is set up by the Company’s management when there is no expectation of realization. In relation to receivables from development, the allowance for doubtful accounts is set up at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after delivery of the units. For accounts receivable due of sale of units, the understanding of Management is that there is no need of setting up an allowance because it has general guarantee and the prices of units are above their book value, except for those related to the subsidiary Tenda.

f)       Certificates of real estate receivables (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in non-current receivables at fair value.

g)      Investment Fund of Receivables ("FIDC”) and Real estate credit certificate (“CCI”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FDIC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

 Page: 26

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

When consolidating the FIDC in its quarterly information, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

The financial costs of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit. The funds from assignment are classified in the heading other accounts payable, until certificates are settled by clients.

h)      Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), expenses for regularizing lands and ventures, and financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable.  If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

 Page: 27

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount), which are recognized in income in the proportion to units sold, the same criterion for other costs.

i)       Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

j)       Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

k)      Prepaid expenses

These are taken to income in the period to which they relate.

l)       Property and equipment

Recorded at cost. Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:

(i)      Vehicles – 5 years;

(ii)    Office equipment and other installations – 10 years;

(iii)   Sales stands, facilities, model apartments and related furnishings - 1 year.

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

m)     Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

 Page: 28

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

n)      Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the book value of net tangible assets of the acquired subsidiary and negative goodwill when the acquisition cost is lower.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. From January 1, 2009 goodwill is no longer amortized in results for the period.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.

Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

o)      Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative movements after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the practices adopted by the Company.

 Page: 29

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

p)      Obligations for purchase of land and advances from clients due to barter transactions

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as advances from clients.

q)      Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied. The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates, as approved by the Management bodies.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

r)      Other current and non-current liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The liability for future compensation of employee vacations earned is fully accrued.

 Page: 30

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

s)      Stock option plan

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”).

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to shareholders’ equity at the extent service is rendered.

t)       Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.

Additionally, the Company’s bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

u)      Present value adjustment

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue group itself, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

 Page: 31

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect of IGP-M (Note 5).

v)      Test for impairment

Management reviews annually the carrying value of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment or reduction in their recoverable amounts. When such evidences are found, the carrying amount is higher than the recoverable one, so a provision for impairment is set up, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, whether there is or not indications of reduction in value.

w)     Debenture and share issuance expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

x)      Contingent assets and liabilities and legal obligations

The accounting practices to record and disclose contingent assets and liabilities and legal obligations are as follows: (i) Contingent assets are recognized only when there are general guarantees or final and unappealable favorable court decisions. Contingent assets which depend on probable successful lawsuits are only disclosed in a Note to financial statements; and (ii) Contingent liabilities are accrued when losses are considered probable and the involved amounts are reasonably measurable. Contingent liabilities which losses are considered possible are only disclosed in a Note to financial statements, and those which losses are considered remote are not accrued nor disclosed.

y)      Statements of cash flows and added value

Statements of cash flows are prepared and presented as per CVM Resolution No. 547, of August 13, 2008, which approved the CPC 03 – Statement of Cash Flows. Statements of added value are prepared and presented as per CVM Resolution No. 557, of November 12, 2008, which approved CPC 09 – Statement of Added Value.

 Page: 32

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

z)      Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet dates.

aa)    Consolidated quarterly information

The consolidated quarterly information of the Company, which include the quarterly information indicated in Note 8, were prepared in accordance with the applicable consolidation practices and legal provisions. Accordingly, intercompany balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the parent company.

4.    Cash and cash equivalents

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Cash and cash equivalents	24,539	27,129	193,615	113,829
Cash and banks
Cash equivalents
Investment funds	1,023,246	671,874	1,107,646	860,871
Securities purchased under agreement to resell	31,080	17,316	87,316	82,293
Bank Certificates of Deposits – CDBs	22,222	27,130	93,480	178,547
Other	72,916	2,066	72,936	13,882

Total cash and cash equivalents	1,174,003	745,515	1,554,993	1,249,422

Restricted cash in guarantee to loans	395,483	27,964	425,563	47,265

Total financial investments	1,544,947	746,350	1,786,941	1,182,858

Restricted credits (a)	-	-	145,057	127,366

Total cash and cash equivalents and financial investments	1,569,486	773,479	2,125,613	1,424,053

(a)   Transfer from clients which the Company expects to receive in up to 90 days.

At March 31, 2010, Bank Deposit Certificates – CDBs include earned interest from 98% to 102.5% (December 31, 2009 - 95% to 102%) of Interbank Deposit Certificate – CDI. Securities purchased under agreement to resell include earned interest from 98.25% to 101.75% (December 31, 2009 – 98.25% to 102%) of CDI. Both investments are made in first class financial institutions.

At March 31, the amount related to investment funds is recorded at fair value through income. At March 31, 2010, the investment fund portfolio is composed of securities purchased under agreement to resell, Bank Certificates of Deposit and government securities. Pursuant to CVM Instruction No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

 Page: 33

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its quotas by investing the funds of its investment portfolio, which may be composed of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund quotas of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

The balance sheet of investment funds is as follows:

Assets	Vistta	Colina	Arena
Current	270,192	809,806	1,112,198

Total assets	270,192	809,806	1,112,198

Liabilities
Current	26	12	105
Non-current	1,784	1,765	9,314

Shareholders’ equity
Capital stock	266,989	807,143	1,101,826
Retained earnings	1,419	898	1,058
Total shareholders’ equity	268,408	808,041	1,102,885

Total liabilities and shareholders’ equity	270,192	809,806	1,112,198

 Page: 34

5.    Receivables from clients

	Parent company		Consolidated
	3/31/2010	13/31/2009	3/31/2010	13/31/2009
Real estate development and sales	1,632,776	1,514,783	4,105,463	3,763,902
(-) Adjustment to present value	(31,599)	(33,191)	(79,587)	(86,925)
Services and construction	79,401	94,094	81,312	96,005
Other receivables	33,577	32,600	8,944	3,664

	1,714,155	1,608,286	4,116,132	3,776,646

Current	1,059,185	991,333	2,193,650	2,008,464
Noncurrent	654,970	696,953	1,922,482	1,768,182

(i)     The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 222,866 in consolidated at March 31, 2010 (December 31, 2009 - R$ 222,284), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the periods ended March 31, 2010 and March 31, 2009 totaled R$ 7,667 and R$ 16,176, respectively.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda totaled R$ 17,995 (consolidated) at March 31, 2010 (December 31, 2009 – R$ 17,841), and is considered sufficient by the Company's management to cover the forecast of future losses on the realization of accounts receivable of this subsidiary.

The total reversal value of the adjustment to present value recognized in the real estate development revenue for the period ended March 31, 2010 amounted to R$ 1,592 (parent company) and R$ 7,338 (consolidated), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 3(u). The net rate applied by the Company and its subsidiaries varied from 5.16% to 6.28% for the quarter ended March 31, 2010.

 Page: 35

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(ii)   On March 31, 2009, the Company carried out a FIDC transaction, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FDIC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FDIC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value). At March 31, 2010 it totaled R$ 16,806 (Note 8). Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

       The Company consolidated Gafisa FIDC in its quarterly information, accordingly, it discloses at March 31, 2010 receivables amounting to R$ 48,446 in the group of accounts of receivables from clients, and R$ 31,640 is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

.

(iii)  On June 26, 2009, the Company carried out a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

8 book CCIs were issued, amounting to R$ 69,315 at the date of issue.  These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, carry general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and

 Page: 36

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6.    Properties for sale

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Land, net of adjustment to present value	360,043	359,319	745,119	732,238
Property under construction	302,684	336,425	842,023	895,085
Completed units	80,988	42,657	169,373	121,134

	743,715	738,401	1,756,515	1,748,457

Current portion	594,153	604,128	1,327,966	1,332,374
Non current portion	149,562	134,273	428,549	416,083

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At March 31, 2010 the balance of land acquired through barter transactions totaled R$ 45,380 (parent company) and R$ 82,499 (consolidated).

As mentioned in Note 10, the balance of financial charges at March 31, 2010 amounts to R$ 69,712 (parent company) and R$ 94,100 (consolidated).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14).

 Page: 37

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

7.    Other accounts receivable

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Current accounts related to real estate ventures (*) (Note18)	54,255	90,866	14,874	7,222
Advances to suppliers	4,065	4,118	58,932	65,016
Credit assignment receivable	4,093	4,093	4,087	4,087
Credit financing to be released	3,292	4,392	4,166	5,266
Deferred PIS and COFINS	227	-	2,475	3,082
Recoverable taxes	19,851	14,440	43,882	36,650
Advances for future capital increase	135,570	115,712	-	-
Loan	21,493	17,344	-	-
Other	22,686	17,577	20,103	56,628

	265,532	268,542	148,519	177,951

Current portion	237,464	245,246	95,436	108,791
Non current portion	28,068	23,296	53,083	69,160

(*) The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

As mentioned in Note 1, on June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (recognized in the heading “Current accounts related to real estate venture”), payable in 36 monthly installments from March 2010 to March 2013. The value of each installment will be added by interests at 0.6821% per month, and monetary adjustment equivalent to the positive variation of IGPM.

8.    Investments in subsidiaries

In January 2007, upon the acquisition of 60% of AUSA, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected

 Page: 38

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of AUSA on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of AUSA was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of AUSA's capital stock based on the fair value of AUSA, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of AUSA in the following five years (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion (Note 22).

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the period ended March 31, 2010, the Company amortized negative goodwill amounting to R$ 1,205 arising from the acquisition of these SPEs (March 31, 2009 – R$ 1,273).

On October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394, of which R$ 52,600 in the period ended March 31, 2009.

 Page: 39

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844.

(a)     Ownership interests

(i)      Information on investees

	Interest - %		Shareholders’ equity		Net income (loss) for the year
Investees	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Tenda	100.00	100.00	1,154,187	1,130,759	22,337	11,040
SPE Cotia	-	-	-	-	-	272
AUSA	60.00	60.00	110,720	99,842	10,878	(4,759)
Cipesa Holding	100.00	100.00	44,021	42,294	1,275	(98)
Península SPE1 S.A.	50.00	50.00	(3,483)	(4,120)	637	354)
Península SPE2 S.A.	50.00	50.00	656	600	55	533
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,363	2,316	37	9
Gafisa SPE 27 Ltda.	100.00	100.00	13,941	14,114	(277)	-
Gafisa SPE 28 Ltda.	100.00	100.00	683	(3,293)	1,548	-
Gafisa SPE 30 Ltda.	100.00	100.00	18,041	18,229	(192)	-
Gafisa SPE 31 Ltda.	100.00	100.00	26,931	26,901	30	-
Gafisa SPE 35 Ltda.	100.00	100.00	5,614	5,393	206	-
Gafisa SPE 36 Ltda.	100.00	100.00	5,869	5,362	(134)	-
Gafisa SPE 37 Ltda.	100.00	100.00	4,091	4,020	62	-
Gafisa SPE 38 Ltda.	100.00	100.00	8,507	8,273	233	-
Gafisa SPE 39 Ltda.	100.00	100.00	9,024	8,813	134	-
Gafisa SPE 41 Ltda.	100.00	100.00	31,938	31,883	56	-
Villagio Trust	50.00	50.00	4,277	4,279	(3)	-
Gafisa SPE 40 Ltda.	50.00	50.00	6,869	6,976	(107)	(288)
Gafisa SPE 42 Ltda.	100.00	100.00	9,946	12,128	(2,182)	1,060
Gafisa SPE 44 Ltda.	40.00	40.00	3,584	3,586	(3	(58)
Gafisa SPE 45 Ltda.	100.00	100.00	2,024	1,812	212	(1,506)
Gafisa SPE 46 Ltda.	60.00	60.00	2,295	4,223	(1,928)	498
Gafisa SPE 47 Ltda.	80.00	80.00	16,475	16,571	(96)	(10)
Gafisa SPE 48 Ltda.	-	-	-	-	-	3,371
Gafisa SPE 49 Ltda.	100.00	100.00	202	205	(3)	-
Gafisa SPE 53 Ltda.	80.00	80.00	6,017	5,924	93	242
Gafisa SPE 55 Ltda.	-	-	-	-	-	2,746
Gafisa SPE 65 Ltda.	80.00	80.00	4,276	3,725	551	174
Gafisa SPE 68 Ltda.	100.00	100.00	(555)	(555)	-	-
Gafisa SPE 72 Ltda.	80.00	80.00	121	347	(227)	(25)
Gafisa SPE 73 Ltda.	80.00	80.00	3,430	3,551	(121)	(58)
Gafisa SPE 74 Ltda.	100.00	100.00	(340)	(339)	(1)	(7)
Gafisa SPE 59 Ltda.	100.00	100.00	(5)	(5)	-	(1)
Gafisa SPE 76 Ltda.	50.00	50.00	83	84	(1)	-
Gafisa SPE 78 Ltda.	100.00	100.00	-	-	-	-
Gafisa SPE 79 Ltda.	100.00	100.00	(16)	(3)	(13)	(1)
Gafisa SPE 75 Ltda.	100.00	100.00	(75)	(74)	(1)	(6)
Gafisa SPE 80 Ltda.	100.00	100.00	(6)	(2)	(4)	-

 Page: 40

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Interest - %		Shareholders’ equity		Net income (loss) for the year
Investees	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Gafisa SPE-85 Empr. Imob.	80.00	80.00	10,160	7,182	2,978	238
Gafisa SPE-86	-	-	-	-	-	(208)
Gafisa SPE-81	100.00	100.00	(82)	1	(83)	-
Gafisa SPE-82	100.00	100.00	1	1	-	-
Gafisa SPE-83	100.00	100.00	(7)	(5)	(3)	-
Gafisa SPE-87	100.00	100.00	(241)	61	(302)	-
Gafisa SPE-88	100.00	100.00	6,852	6,862	(10)	-
Gafisa SPE-89	100.00	100.00	39,442	36,049	2,547	-
Gafisa SPE-90	100.00	100.00	(116)	(93)	(23)	-
Gafisa SPE-84	100.00	100.00	13,443	10,632	1	-
Dv Bv SPE S.A.	50.00	50.00	3,878	432	3,445	10
DV SPE S.A.	50.00	50.00	1,870	1,868	2	23
Gafisa SPE 22 Ltda.	100.00	100.00	6,159	6,001	157	402
Gafisa SPE 29 Ltda.	70.00	70.00	576	589	22	(23)
Gafisa SPE 32 Ltda.	80.00	80.00	7,000	5,834	1,166	(97)
Gafisa SPE 69 Ltda.	100.00	100.00	1,860	1,893	(34)	(58)
Gafisa SPE 70 Ltda.	55.00	55.00	12,685	12,685	-	-
Gafisa SPE 71 Ltda.	80.00	80.00	5,132	4,109	1,024	378
Gafisa SPE 50 Ltda.	80.00	80.00	13,664	12,098	1,566	670
Gafisa SPE 51 Ltda.	-	-	-	-	-	7,646
Gafisa SPE 61 Ltda.	100.00	100.00	(19)	(19)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	9,519	11,573	46	4,097
O Bosque Empr. Imob. Ltda.	60.00	60.00	8,825	8,862	(37)	(26)
Alta Vistta	50.00	50.00	(1,630)	(3,279)	1,649	2,096
Dep. José Lages	50.00	50.00	1,003	544	459	396
Sitio Jatiuca	50.00	50.00	12,418	12,161	257	1,563
Spazio Natura	50.00	50.00	1,390	1,393	(3)	-
Parque Aguas	50.00	50.00	8,464	8,033	656	547
Parque Arvores	50.00	50.00	14,282	14,780	(498)	229
Dubai Residencial	50.00	50.00	10,567	10,613	(46)	(202)
Cara de Cão	-	65.00	-	-	-	2,448
Costa Maggiore	50.00	50.00	8,180	4,065	1,535	(591)
Gafisa SPE 91Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 92 Ltda.	80.00	80.00	(239)	(553)	314	-
Gafisa SPE 93 Ltda.	100.00	100.00	408	212	196	-
Gafisa SPE 94 Ltda.	100.00	100.00	4	4	-	-
Gafisa SPE 95 Ltda.	100.00	100.00	(15)	(15)	-	-
Gafisa SPE 96 Ltda.	100.00	100.00	(58)	(58)	-	-
Gafisa SPE 97 Ltda.	100.00	100.00	6	6	-	-
Gafisa SPE 98 Ltda.	100.00	100.00	(37)	(37)	-	-
Gafisa SPE 99 Ltda.	100.00	100.00	(24)	(24)	-	-
Gafisa SPE 100 Ltda.	70.00	100.00	1,801	1	-	-
Gafisa SPE 101 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 102 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 103 Ltda..	100.00	100.00	(40)	(40)	-	-
Gafisa SPE 104 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 105 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 106 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 107 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 108 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 109 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 110 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 111 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 112 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 113 Ltda.	100.00	100.00	1	1	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	50.00	1,603	3,094	(4)	-
City Park Acupe Emp. Imob. Ltda.-	50.00	50.00	1,707	1,704	94	-
Patamares 1 Emp. Imob. Ltda	50.00	50.00	6,289	5,495	911	-
City Park Exclusive Emp. Imob. Ltda.	50.00	50.00	371	(188)	(17)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	50.00	(1,441)	6,285	(116)	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	50.00	1,338	1,338	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	50.00	(1,369)	5,723	573	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	50.00	2,813	2,813	-	-
Reserva Ecoville	50.00	-	14,746	-	10	-
OAS Graça Empreendimentos	50.00	-	(302)	-	(21)	-
Gafisa FIDC.	100.00	100.00	16,806	14,977	-	-

 Page: 41

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

 (ii)    Recorded balances

	Interest - %		Investments		Equity in earnings (losses)
Investees	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Tenda	100.00	100.00	1,154,187	1,130,759	23,428	7,836
SPE Cotia	-	-		-	-	136
AUSA	60.00	60.00	66,432	59,905	6,527	(2,640)
Cipesa Holding	100.00	100.00	44,021	42,746	1,275	(98)

			1,264,640	1,233,410	31,230	5,234

Península SPE1 S.A.	50.00	50.00	(1,742)	(2,060)	318	177
Península SPE2 S.A.	50.00	50.00	328	300	28	267
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,363	2,316	37	9
Gafisa SPE 27 Ltda.	100.00	100.00	13,941	14,114	(277)	-
Gafisa SPE 28 Ltda.	100.00	100.00	683	(3,293)	1,548	-
Gafisa SPE 30 Ltda.	100.00	100.00	18,041	18,229	(192)	-
Gafisa SPE 31 Ltda.	100.00	100.00	26,931	26,901	30	-
Gafisa SPE 35 Ltda.	100.00	100.00	5,614	5,393	206	-
Gafisa SPE 36 Ltda.	100.00	100.00	5,869	5,362	(134)	-
Gafisa SPE 37 Ltda.	100.00	100.00	4,091	4,020	62	-
Gafisa SPE 38 Ltda.	100.00	100.00	8,507	8,273	233	-
Gafisa SPE 39 Ltda.	100.00	100.00	9,024	8,812	134	-
Gafisa SPE 41 Ltda.	100.00	100.00	31,938	32,050	56	-
Villagio Trust	50.00	50.00	2,138	2,140	(1)	-
Gafisa SPE 40 Ltda.	50.00	50.00	3,434	3,488	(54)	(144)
Gafisa SPE 42 Ltda.	100.00	100.00	9,946	12,128	(2,182)	530
Gafisa SPE 44 Ltda.	40.00	40.00	1,433	1,434	(1)	(23)
Gafisa SPE 45 Ltda.	100.00	100.00	2,024	1,812	212	(1,506)
Gafisa SPE 46 Ltda.	60.00	60.00	1,377	2,534	(1,157)	299
Gafisa SPE 47 Ltda.	80.00	80.00	13,180	13,256	(77)	(8)
Gafisa SPE 48 Ltda. (**)	-	-	-	-	-	3,371
Gafisa SPE 49 Ltda.	100.00	100.00	202	205	(3)	-
Gafisa SPE 53 Ltda.	80.00	80.00	4,813	4,739	74	925
Gafisa SPE 55 Ltda. (**)	-	-	-	-	-	2,746
Gafisa SPE 65 Ltda.	80.00	80.00	3,421	2,980	441	247
Gafisa SPE 68 Ltda.	100.00	100.00	(1)	(1)	-	-
Gafisa SPE 72 Ltda.	80.00	80.00	96	278	(181)	(20)
Gafisa SPE 73 Ltda.	80.00	80.00	2,744	2,841	(96)	(46)
Gafisa SPE 74 Ltda.	100.00	100.00	(340)	(339)	(1)	(7)
Gafisa SPE 59 Ltda.	100.00	100.00	(6)	(5)	-	(1)
Gafisa SPE 76 Ltda.	50.00	50.00	42	42	-	-
Gafisa SPE 79 Ltda.	100.00	100.00	(16)	(3)	(13)	(1)
Gafisa SPE 75 Ltda.	100.00	100.00	(75)	(74)	(1)	(6)
Gafisa SPE 80 Ltda.	100.00	100.00	(6)	(2)	(4)	-
Gafisa SPE-85 Empr. Imob.	80.00	80.00	8,128	5,746	2,383	191
Gafisa SPE-86	-	-	-	-	-	(104)
Gafisa SPE-81	100.00	100.00	(82)	1	(83)	-
Gafisa SPE-82	100.00	100.00	1	1	-	-
Gafisa SPE-83	100.00	100.00	(7)	(5)	(3)	-
Gafisa SPE-87	100.00	100.00	(241)	61	(302)	-

 Page: 42

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Interest - %		Investments		Equity in earnings (losses)
Investees	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Gafisa SPE-88	100.00	100.00	6,852	6,862	(10)	1,791
Gafisa SPE-89	100.00	100.00	39,442	36,049	2,547	-
Gafisa SPE-90	100.00	100.00	(116)	(93)	(23)	-
Gafisa SPE-84	100.00	100.00	13,443	10,632	-	-
Dv Bv SPE S.A.	50.00	50.00	1,939	216	1,723	11
DV SPE S.A.	50.00	50.00	935	934	1	5
Gafisa SPE 22 Ltda.	100.00	100.00	6,159	6,001	157	402
Gafisa SPE 29 Ltda.	70.00	70.00	403	412	15	(16)
Gafisa SPE 32 Ltda.	80.00	80.00	5,600	4,667	932	(78)
Gafisa SPE 69 Ltda.	100.00	100.00	1,860	1,893	(34)	(58)
Gafisa SPE 70 Ltda.	55.00	55.00	6,976	6,976	-	-
Gafisa SPE 71 Ltda.	80.00	80.00	4,106	3,286	819	303
Gafisa SPE 50 Ltda.	80.00	80.00	10,911	9,679	1,230	536
Gafisa SPE 51 Ltda. (**)	-	-	-	-	-	7,264
Gafisa SPE 61 Ltda.	100.00	100.00	(19)	(19)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	4,283	5,208	21	1,844
O Bosque Empr. Imob. Ltda.	60.00	60.00	5,295	5,317	(22)	(231)
Alta Vistta	50.00	50.00	(815)	(1,639)	824	1,048
Dep. José Lages	50.00	50.00	502	272	229	198
Sitio Jatiuca	50.00	50.00	6,209	6,080	128	781
Spazio Natura	50.00	50.00	695	696	(1)	-
Parque Aguas	50.00	50.00	4,232	4,016	215	273
Parque Arvores	50.00	50.00	7,141	7,390	(249)	114
Dubai Residencial	50.00	50.00	5,284	5,307	(23)	(101)
Cara de Cão	-	50.00	-	-	-	1,591
Costa Maggiore	50.00	50.00	4,090	2,032	2,058	(295)
Gafisa SPE 91.	100.00	100.00	1	1	-	-
Gafisa SPE 92.	80.00	80.00	(191)	(442)	251	-
Gafisa SPE 93.	100.00	100.00	408	212	196	-
Gafisa SPE 94.	100.00	100.00	4	4	-	-
Gafisa SPE 95.	100.00	100.00	(15)	(15)	-	-
Gafisa SPE 96.	100.00	100.00	(58)	(58)	-	-
Gafisa SPE 97.	100.00	100.00	6	6	-	-
Gafisa SPE 98.	100.00	100.00	(37)	(37)	-	-
Gafisa SPE 99.	100.00	100.00	(24)	(24)	-	-
Gafisa SPE 100.	70.00	100.00	1,260	1	-	-
Gafisa SPE 101.	100.00	100.00	1	1	-	-
Gafisa SPE 102.	100.00	100.00	1	1	-	-
Gafisa SPE 103.	100.00	100.00	(40)	(40)	-	-
Gafisa SPE 104.	100.00	100.00	1	1	-	-
Gafisa SPE 105.	100.00	100.00	1	1	-	-
Gafisa SPE 106 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 107 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 108 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 109 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 110 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 111 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 112 Ltda.	100.00	100.00	1	1	-	-
Gafisa SPE 113 Ltda.	100.00	100.00	1	1	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	50.00	801	1,547	(762)	-
City Park Acupe Emp. Imob. Ltda.	50.00	50.00	854	852	(429)	-
Patamares 1 Emp. Imob. Ltda	50.00	50.00	3,145	2,747	397	-
City Park Exclusive Emp. Imob. Ltda.	50.00	50.00	185	(94)	(54)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	50.00	(720)	3,142	(58)	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	50.00	669	669	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	50.00	(685)	2,862	286	-

 Page: 43

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

	Interest - %		Investments		Equity in earnings (losses)
Investees	3/31/2010	12/31/2009	3/31/2010	12/31/2009	3/31/2010	3/31/2009
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	50.00	1,406	1,406	-	-
Reserva Ecoville	50.00	-	7,373	-	(342)	-
OAS Graça Empreend.	50.00	-	(151)	-	(151)	-
Gafisa FIDC.	100.00	100.00	16,806	14,977		-

			344,209	323,576	10,871	22,278

Provision for loss on investments			5,386	8,242	-	-

			1,614,235	1,565,228	42,101	27,512

Other investments (*)			348,840	339,069	-	-

Total investments			1,963,075	1,904,297	42,101	27,512

 (*)   As a result of the setting up in January 2008 of a special partnership (SCP), the Company started to hold quotas in such partnership that totaled R$ 348,840 at March 31, 2010 (December 31, 2009 – R$ 339,069) as described in Note 12;

(**)    In the period ended March 31, 2010, a transfer of quotas of this Company to the SCP was made for the respective net book value.

(b)   Negative goodwill on acquisition of subsidiaries and gain on partial sale of investments

			3/31/2010	12/31/2009
	Cost	Accumulated amortization	Net
Negative goodwill
Redevco	(31,235)	23,032	(8,203)	(9,408)
Gain on partial sale of investment
Tenda	(210,402)	(210,402)	-	-

9.    Intangible assets

         Goodwill on acquisition of subsidiaries and gain on partial sale of investments

			Consolidated
			31/03/2010	12/31/2009
	Cost	Accumulated amortization	Net	Net
Goodwill (negative goodwill)
AUSA	170,941	(18,085)	152,856	152,856
Cipesa	40,686	-	40,686	40,686
Other	5,240	(3,248)	1,992	1,546

	216,867	(21,333)	195,534	195,088

Other intangible assets (a)			12,047	9,598

			207,581	204,686

 Page: 44

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(a)   Refers to expenditures on acquisition and implementation of information systems and software licenses.

10.  Loans and financing

		Parent company		Consolidated
Type of operation	Annual interest rate	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Working capital:	0.66% a 3.29% + CDI	518,406	516,397	687,801	736,736
CCB and other
		518,406	516,397	687,801	736,736

		259,815	322,981	458,008	467,019
National Housing System - SFH (a)	TR + 6.2 % to 11.4%

		778,221	839,378	1,145,808	1,203,755

Current portion		554,995	514,831	735,741	678,312
Non current portion		223,226	324,547	410,067	525,443

Rates

▪ CDI – Interbank Deposit Certificate.

▪ TR – Referential Rate.

(a)   Funding for working capital – SFH and for developments correspond to credit lines from financial institutions.

At March 31, 2010, the Company has resources approved to be released for approximately 80 ventures amounting to R$ 576,272 (parent company) and R$ 1,214,052 (consolidated) that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated non-current portion matures as follows:

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
2011	195,962	303,678	290,101	413,583
2012	24,823	19,431	84,698	71,854
2013	2,441	1,438	35,268	40,006
2014 onwards	-	-	-	-

	223,226	324,547	410,067	525,443

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties (amount of R$ 4,023,634 – not audited), which cover the following guarantees: (a) to creditors of the payment related to the purchase of land, (b) to clients who purchase the units related to the delivery of the real estate, and (c) to the creditor for the purchase of interest in real estate ventures.

Additionally, the consolidated balance of accounts pledged in guarantee totals R$ 425, 563 at March 31, 2010 (R$ 47,265 at December 31, de 2009) (Note 4).

 Page: 45

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	Parent company		Consolidated
	3/31/2010	3/31/2009	3/31/2010	3/31/2009
Gross financial charges	54,201	53,566	82,570	68,972
Capitalized financial charges	(15,082)	(16,292)	(25,373)	(24,236)

Net financial charges	39,119	37,274	57,197	44,736

Financial charges included in
Properties for sale:
Opening balance	69,559	69,208	91,568	84,741
Capitalized financial charges	15,082	16,292	25,373	24,236
Charges appropriated to income	(14,929)	(10,347)	(22,841)	(17,723)

Closing balance	69,712	75,153	94,100	91,254

11.  Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allows it to place up to R$ 600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used in the finance of real estate ventures focused only on the popular segment and that meet the eligibility criteria.

In August 2009, the Company obtained approval for its sixth placement of non-convertible simple debentures in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.

In December 2009, the Company obtained approval for its seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features. Under the First Program of

 Page: 46

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below.

				Parent company		Consolidated
Program/issuances	Amount	Interest rate	Maturity	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Second program / First issuance	240,000	CDI + 3,25%	September 2011	144,482	198,254	144,482	198,254
Third program / First issuance	250,000	107,20% CDI	June 2018	257,986	252,462	257,986	252,462
Sixth issuance	250,000	CDI + 2% a 3,25%	August 2011	253,749	260,680	253,749	260,680
Seventh issuance	600,000	TR + 8,25%	December 2014	607,982	595,725	607,982	595,725
First issuance (Tenda)	600,000	TR + 8%	April 2014			623,593	611,256

				1,264,199	1,307,121	1,887,792	1,918,377

Current portion				116,199	111,121	139,792	122,377
Non current portion, principal				1,148,000	1,196,000	1,748,000	1,796,000

Consolidated non-current portions mature as follows:

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
2011	298,000	346,000	298,000	346,000
2012	125,000	125,000	275,000	275,000
2013	425,000	425,000	725,000	725,000
2014	300,000	300,000	450,000	450,000
	1,148,000	1,196,000	1,748,000	1,796,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first placement of the Second Program.

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1.0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at March 31, 2010 and December 31, 2009 are as follows:

	3/31/2010	12/31/2009
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents cannot exceed 75% of shareholders’ equity plus noncontrolling interests	-22%	1%
Total debt, less SFH debt, less cash and cash equivalents cannot exceed 75% of shareholders’ equity	N/A	N/A
Total receivables from clients, plus inventory of finished units, required to be over 2.0 times total debt	2.4 times	2.3 times

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents cannot exceed 75% of shareholders’ equity	13%	53%
Total receivables from clients, plus inventory of finished units, required to be over 2.2 times total debt	8.1 times	4.1 times

Seventh placement
EBIT balance is under 1.3 times the net financial expense	-4 times	-5.9 times
Total accounts receivable plus inventory of finished units required to be 2.0 over times net debt and debt of projects	-9.5 times	292.3 times
Total debt, less debt of projects, less cash and cash equivalents cannot exceed 75% of shareholders’ equity plus noncontrolling interests	-22%	1%

 Page: 47

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

At March 31, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

12.  Other accounts payable

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Obligation to venture partners (a)	300,000	300,000	300,000	300,000
Credit assignments	103,082	104,176	114,950	122,360
Acquisition of investments	-	3,922	17,412	21,090
Other accounts payable	18,502	12,486	52,546	64,550
Rescission disbursement payable and provisions	-	-	28,534	28,573
SCP dividends	-	-	4,262	11,004
FIDC obligations	-	-	31,640	41,308
Warranty provision	19,875	17,782	27,655	25,082
Provision for loss on investments	5,386	8,242	-	-

	446,845	446,608	576,999	613,967

Current portion	145,347	113,578	205,465	205,657
Non current portion	301,498	333,030	371,534	408,310

(a)   In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. At March 31, 2010, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at March 31, 2010, Obligations to venture partners amounting to R$ 300,000 mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, at March 31, 2010, the amount accrued totaled R$ 4,262. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At March 31, 2010, the SCP and the Company were in compliance with these clauses.

13.  Commitments and provision for contingencies

The Company and its subsidiaries are party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis

 Page: 48

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

In the period ended March 31, 2010, the changes in the provision for contingencies are summarized as follows:

	Parent company	Consolidated

Balance at December 31, 2009	80,733	121,339
Additions	3,158	9,655
Write-offs	(1,169)	(6,192)
Balance at March 31, 2010	82,722	124,802

(-) Court-mandated escrow deposits	(64,204)	(65,519)
	18,518	59,283

Current portion	7,326	7,326
Non current portion	11,192	51,957

            Tax, labor and civil lawsuits

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Civil lawsuits (a)	79,933	78,081	95,642	91,708
Tax lawsuits (b)	6	6	19,549	20,737
Labor claims	2,783	2,646	9,611	8,894
	82,722	80,733	124,802	121,339

(-) Court-mandated escrow deposits	(64,204)	(40,732)	(65,519)	(48,386)

Net balance	18,518	40,001	59,283	72,953

(a)   At March 31, 2010, the provisions for contingent liability related to civil lawsuits include R$ 72,266, related to lawsuits in which the Company is included as successor in foreclosure actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies of the group, on the understanding that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$ 8,053, are backed by a guarantee insurance, in addition to a judicial deposit amounting to R$ 63,678, in connection with the blocking of Gafisa’s bank accounts; and there is also the blocking of Gafisa’s treasury to guarantee the foreclosure.

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the lawsuits is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has even obtained favorable decisions in some similar cases, in which it was awarded final and unappealable decisions recognizing the lack of responsibility for the debts of Cimob. The final decision on the Company’s appeal, however, cannot be predicted at present.

 Page: 49

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(b)   The subsidiary AUSA is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 10,566 and is recorded in a provision in the financial information at March 31, 2010.

At March 31, 2010, the Company is monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable, totaling approximately R$ 108,488, according to the historical average of lawsuits and for which management believes a provision for loss is not necessary.

(b)     Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

As described in Note 4, at March 31, 2010, the Company has resources approved and recorded as financial investments guaranteed which will be released to the extent ventures progresses in the total amount of R$ 395,483 (parent company) and R$ 425,563 (consolidated) to meet these commitments.

14.  Obligations for purchase of land and advances from clients

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
	140,374	186,503	326,815	359,472
Obligation for purchase of land, net of adjustment to present value
Advances from customers	85,815	78,197	222,866	222,284
Development and sales
Barter transactions	45,380	27,070	82,499	40,054

	271,569	291,770	632,180	621,810

Current portion	222,749	240,164	470,986	475,409
Non current portion	48,820	51,606	161,194	146,401

 Page: 50

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

The present value adjustment accreted to Real estate development operating costs for the period ended March 31, 2010 amount to R$ (231) (parent company) and R$ (346) (consolidated).

15.  Shareholders’ equity

15.1.   Capital

At March 31, 2010, the Company's capital totaled R$ 2,691,218 represented by 419,336,274 nominative common shares without par value, 599,486 of which were held in treasury.

According to the Bylaws, the Company’s capital may be increased without need of amending it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) preferred shares.

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an initial public offering, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,680 ADRs.

On April 27, 2010, the distribution of minimum mandatory dividends for 2009 was approved in the amount of R$ 50,716.

In the period ended March 31, 2009, the increase in capital was approved in the amount of R$ 193, related to the stock option plan and the exercise of 82,000 common shares.

The change in the number of shares outstanding (in thousands) was as follows:

Common shares – in thousands
At December 31, 2009	166,777
Split of shares	166,777
Public offering	85,100
Exercise of stock option	82

At March 31, 2010	418,736

15.2.     Stock option plans

(i)      Gafisa

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

 Page: 51

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the year ended March 31, 2010.

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following:  expected volatility of 40%, expected share dividends of 1.91%, and risk-free interest rate at 8.99%.

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 1,650 for the period ended March 31, 2010.

 Page: 52

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	3/31/2010		12/31/2009
	Number of options (*)	Weighted average exercise price (*)	Number of options (*)	Weighted average exercise price (*)
Options outstanding at the beginning of the period	10,245,394	12.18	11,860,550	13.07
Options granted	-	-	7,485,000	7.88
Options exercised	-	-	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	-	-	-	-
Options cancelled	-	-	(395,484)	16.49

Options outstanding at the end of the period	10,245,394	12.18	10,245,394	12.18

Options exercisable at the end of the period	3,312,924	13.37	3,312,924	13.37

(*) Information presented taking into consideration the split of shares approved on February 22, 2010.

The analysis of prices is as follows, taking into consideration the split of shares on February 22, 2010:

	Reais
	3/31/2010	12/31/2009

Exercise price per option at the end of the year	4.27-21.70	4.05 -20.81

Weighted average exercise price at the option grant date	8.62	8.62

Weighted average market price per share at the grant date	8.10	8.10

Market price per share at the end of the year	12.29	14.12

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

At March 31, 2010, the dilution percentage is 0.06%, corresponding to earnings per share after dilution amounting to R$ 0.1547 (R$ 0.1548 before dilution) (December 31, 2009, dilution at 0.58%).

In the period ended March 31, 2010, the Company recognized the amounts of R$ 2,228 (parent company) and R$ 3,183 (consolidated) in operating expenses. The amounts recognized in the parent company represent the realization of the capital reserve in shareholders’ equity.

 Page: 53

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

(ii)     Tenda

Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot.  In the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%.  The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

	3/31/2010		12/31/2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the period	3,956,534	7.20	2,070,000	7.20
Options granted	-	-	3,056,284	1.38
Options exercised	(82,000)	2.65	(175,333)	2.65
Options cancelled	-	-	(994,417)	0.27

Options outstanding at the end of the period	3,874,534	4.64	3,956,534	4.64

In the period ended March 31, 2010, Tenda recorded stock option plan expenses amounting to R$ 955.

(iii)    AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007. The stock option plan of AUSA was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings held on the same date.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

 Page: 54

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

	3/31/2010		12/31/2009
	Number of options	Weighted average exercise price – Reais	Number of options	Weighted average exercise price – Reais
Options outstanding at the beginning of the period	1,557	6,843.52	2,138	6,843.52
Options granted	-	-	-	-
Options exercised	-	-	(402)	7,610.23
Options cancelled	-	-	(179)	8,376.94

Options outstanding at the end of the period	1,557	6,469.28	1,557	6,469.28

At March 31, 2010, 729 options were exercisable. The exercise prices per option on March 31, 2010 were from R$ 8,950.24 to R$ 9,085.95.

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

16.  Deferred taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

According to CVM Instruction No. 371, of June 27, 2002, the Company, based on a technical study, approved by Management, on the estimate of future taxable income, recognized tax credits on income tax and social contribution loss carryforwards for prior years, which do not have maturity and can be offset up to 30% of annual taxable income. The carrying amount of deferred tax asset is periodically reviewed, whereas projects are reviewed annually; in case there are significant factors that may change such projection, these are reviewed over the year by the Company.

 Page: 55

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

Deferred taxes result from the following:

	Parent company		Consolidated
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Assets	82,286	74,144	101,444	95,243
Temporary differences- Lalur
Income tax and social contribution loss carryforwards	24,976	9,573	128,310	113,847
Tax credits for downstream merger	2,335	3,114	12,865	13,644
Temporary differences - CPC	51,819	51,225	64,513	58,554

	161,416	138,056	307,132	281,288

Liabilities
Negative goodwill	86,483	85,896	86,483	85,896
Temporary differences - CPC	24,393	23,628	28,722	26,601
Differences between income taxed on cash basis and recorded on accrual basis	94,840	77,338	337,291	303,268

	205,716	186,862	452,496	415,765

Current portion	-	-	-	79,474
Non current portion	205,716	186,862	452,496	336,291

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Management considers that deferred tax assets arising from temporary differences will be realized at the extent the contingencies and events are settled.

Based on estimated future taxable income of Gafisa, the expected recovery profile of the income tax and social contribution loss carryforwards of the parent company and Tenda is:

	Parent company	Consolidated
2010	-	-
2011	9,605	17,606
2012	15,371	32,701
2013	-	18,455
2014	-	33,927
Thereafter	-	25,621
Total	24,976	128,310

 Page: 56

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

The reconciliation of the statutory to effective tax rate for the periods ended March 31, 2010 and 2009 is as follows:

	Consolidated
	3/31/2010	31/3/2009
Income before taxes on income and noncontrolling interest	98,458	64,801
Income tax calculated at the standard rate - 34%	(33,476)	(22,032)
Net effect of subsidiaries taxed on presumed profit regime	15,152	10,166
Amortization of negative goodwill	-	(1,734)
Tax losses (negative tax basis used)	10	171
Stock option plan	(1,082)	(2,913)
Other permanent differences	(3,093)	29
	(22,489)	(16,313)

(a)     Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

Pursuant to Law No. 11,941/2009 of May 27, 2009 and the Provisional Measure No. 470/2009 of October 13, 2009, the Company and its subsidiaries submitted the Request for Special Installment Payment - “REFIS IV” to the Federal Revenue Service, with the migration of the debt balance of the Extraordinary Installment Payment of the Ministry of Finance (PAEX) and inclusion of the lawsuits ended against the Federal Revenue Service amounting to R$ 25,120. Such Law and Provisional Measure establish a reduction in fine, interest, legal charges and payment with tax loss. The Company opted for the cash payment of tax debts amounting to R$ 17,304, and the consolidated gain with the adherence to Refis amounted to R$ 3,999. The total portion payable in installment amounted to R$ 6,818, divided into 180 monthly installments, the minimum installment starting from September 2009 until the consolidation of the debt plus interest corresponding to the monthly variation of SELIC.

The Company is required to make regular tax and contribution payments, in installments and in cash, as basic condition for maintaining the installment payment and its conditions. At March 31, 2010, the Company is in compliance with the payments.

17.  Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. Management of these instruments is made through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management.

 Page: 57

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

The Company’s and its subsidiaries operations are subject to the risk factors described below:

 (a)    Risk considerations

(i)      Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, the Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units at March 31, 2010. There was no significant concentration of credit risks related to clients for this period.

(ii)     Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.

In the period ended March 31, 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

 (iii)   Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming at mitigating this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

 (iv)   Capital structure risk (or financial risk)

It arises from the choice between own (capital contribution and retained earnings) and third-party capital that the Company and its subsidiaries make to finance its operations. In order to mitigate liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the levels of indebtedness according to the market standards and the fulfillment of indices (covenants) provided for in loan, finance and debenture contracts.

 Page: 58

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

 (b)    Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i)      Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented on the quarterly information (Note 4). The contracted rates reflect usual market conditions.

Investment funds in which the Company has an exclusive interest make transactions with derivatives, among others. As mentioned in Note 4, the amount accounted for investment funds is recorded at market value at March 31, 2010.

(ii)     Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 10 and 11. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the quarterly information.

18.  Related parties

18.1.     Transaction with related parties

	Current account	Parent company		Consolidated
	Condominium and consortia	3/31/2010	12/31/2009	3/31/2010	12/31/2009
A116	Alpha 4	(5,887)	(2,260)	(5,887)	(2,260)
A146	Consórcio Ezetec & Gafisa	7,897	24,289	7,897	24,289
A166	Consórcio Ezetec Gafisa	579	(8,217)	579	(8,217)
A175	Cond Constr Empr Pinheiros	3,064	3,064	3,064	3,064
A195	Condomínio Parque da Tijuca	(532)	(347)	(532)	(347)
A205	Condomínio em Const. Barra Fir	(46)	(46)	(46)	(46)
A226	Civilcorp	2,184	4,602	2,184	4,602
A255	Condomínio do Ed Barra Premiu	553	105	553	105
A266	Consórcio Gafisa Rizzo	(1,360)	(794)	(1,360)	(794)
A286	Evolucao Chacara das Flores	7	7	7	7
A315	Condomínio Passo da Patria II	569	569	569	569
A395	Cond Constr Palazzo Farnese	(17)	(17)	(17)	(17)
A436	Alpha 3	(4,230)	(2,611)	(4,230)	(2,611)
A475	Condomínio Iguatemi	3	3	3	3
A486	Consórcio Quintas Nova Cidade	36	36	36	36
A506	Consórcio Ponta Negra	2,488	2,488	2,488	2,488
A536	Consórcio SISPAR & Gafisa	9,825	8,075	9,825	8,075
A575	Cd. Advanced Ofs Gafisa-Metro	(1,175)	(1,027)	(1,175)	(1,027)
A606	Condomínio ACQUA	(3,959)	(3,894)	(3,959)	(3,894)
A616	Cond.Constr.Living	(1,976)	(1,790)	(1,976)	(1,790)
A666	Consórcio Bem Viver	(375)	(361)	(375)	(361)

 Page: 59

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

A795	Cond.Urbaniz.Lot Quintas Rio	(6,247)	(4,836)	(6,247)	(4,836)
A815	Cond.Constr. Homem de Melo	83	83	83	83
A946	Consórcio OAS Gafisa - Garden	292	(2,375)	292	(2,375)
B075	Cond. de const. La Traviata	(758)	(540)	(758)	(540)
B125	Cond. Em Constr LACEDEMONIA	57	57	57	57
B226	Evolucao New Place	(673)	(673)	(673)	(673)
B236	Consórcio Gafisa Algo	722	722	722	722
B256	Columbia Outeiro dos Nobres	(153)	(153)	(153)	(153)
B336	Evolucao - Reserva do Bosque	12	12	12	12
B346	Evolucao Reserva do Parque	52	53	52	53
B496	Consórcio Gafisa&Bricks	654	656	654	656
B525	Cond.Constr. Fernando Torres	136	136	136	136
B625	Cond de Const Sunrise Reside	321	354	321	354
B746	Evolucao Ventos do Leste	112	117	112	117
B796	Consórcio Quatro Estações	(1,326)	(1,328)	(1,326)	(1,328)
B905	Cond em Const Sampaio Viana	951	951	951	951
B945	Cond. Constr Monte Alegre	1,456	1,456	1,456	1,456
B965	Cond. Constr.Afonso de Freitas	1,674	1,675	1,674	1,675
B986	Consórcio New Point	1,135	1,182	1,135	1,182
C136	Evolução - Campo Grande	611	612	611	612
C175	Condomínio do Ed Oontal Beach	(1,113)	(817)	(1,113)	(817)
C296	Consórcio OAS Gafisa - Garden	6,050	2,110	6,050	2,110
C565	Cond Constr Infra Panamby	(112)	(145)	(112)	(145)
C575	Condomínio Strelitzia	(1,406)	(1,035)	(1,406)	(1,035)
C585	Cond Constr Anthuriun	2,169	2,194	2,169	2,194
C595	Condomínio Hibiscus	2,766	2,675	2,766	2,675
C605	Cond em Constr Splendor	(1,848)	1,813	(1,848)	1,813
C615	Condomínio Palazzo	(1,672)	(1,504)	(1,672)	(1,504)
C625	Cond Constr Doble View	(4,201)	(3,937)	(4,201)	(3,937)
C635	Panamby - Torre K1	224	318	224	318
C645	Condomínio Cypris	(2,291)	(1,793)	(2,291)	(1,793)
C655	Cond em Constr Doppio Spazio	(2,596)	(2,592)	(2,596)	(2,592)
C706	Consórcio Res. Sta Cecília	11,761	9,441	11,761	9,441
D076	Consórcio Planc e Gafisa	690	798	690	798
D096	Consórcio Gafisa&Rizzo (susp)	1,664	1,649	1,664	1,649
D116	Consórcio Gafisa OAS - Abaeté	35,765	34,121	35,765	34,121
D535	Cond do Clube Quintas do Rio	1	1	1	1
D886	Cons OAS-Gafisa Horto Panamby	(26,647)	(14,864)	(26,647)	(14,864)
D896	Consórcio OAS e Gafisa – Horto Panamby	5,845	5,845	5,845	5,845
E116	Consórcio Ponta Negra – Ed Marseille	(6,142)	(6,142)	(6,142)	(6,142)
E126	Consórcio Ponta Negra – Ed Nice	(5,308)	(3,505)	(5,308)	(3,505)
E166	Manhattan Square	2,841	2,841	2,841	2,841
E336	Cons. Eztec Gafisa Pedro Luis	(11,954)	(11,925)	(11,954)	(11,925)
E346	Consórcio Planc Boa Esperança	1,314	1,342	1,314	1,342
E736	Consórcio OAS e Gafisa – Tribeca	(15,042)	(15,042)	(15,042)	(15,042)
E746	Consórcio OAS e Gafisa – Soho	16,701	16,701	16,701	16,701
E946	Consórcio Gafisa	(77)	(77)	(77)	(77)
F178	Consórcio Ventos do Leste	(1)	(1)	(1)	(1)
S016	Bairro Novo Cotia	9,506	9,506	9,506	9,506
S026	Bairro Novo Camaçari	1,259	1,259	1,259	1,259
		24,905	49,270	24,905	49,270

	Current account	Parent company		Consolidated
	Condominiums and consortia	3/31/2010	12/31/2009	3/31/2010	12/31/2009
	GAF - GAFISA + MERGED
	Vida Participação – Construtora Tenda	45,127	45,127	-	-
0010	Gafisa SPE 10 SA	6,836	7,508	6,836	7,508
0060	Gafisa Vendas I.Imob Ltda	2,384	2,384	2,384	2,384
E910	Projeto Alga	(25,000)	(25,000)	(25,000)	(25,000)
	Other	(351)	(351)	(351)	(351)
		28,996	29,668	(16,131)	(15,459)

	SPEs	3/31/2010	12/31/2009	3/31/2010	12/31/2009
0020	Alphaville Urbanismo	13,270	-	-	-
0030	Construtora Tenda	(4,018)	(3,897)	9,153	-
0040	Bairro Novo Emp Imob S.A.	1,968	1,968	-	-

 Page: 60

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

0050	Cipesa Empreendimentos Imobil.	403	252	402	(650)
A010	The House	84	80	-	-
A020	GAFISA SPE 46 EMPREEND IMOBILI	7,998	8,008	-	225
A070	GAFISA SPE 40 EMPR.IMOB LTDA	1,028	1,028	290	290
A180	VISTTA IBIRAPUERA	(73)	1,073	(70)	-
A290	Blue II Plan. Prom e Venda Lt	(3,484)	(8,048)	(3,496)	(6,295)
A300	SAÍ AMARELA S/A	(1,144)	(1,079)	(1,176)	199
A320	GAFISA SPE-49 EMPRE.IMOB.LTDA	2,785	2,785	2,785	(2,787)
A340	London Green	9	9	9	-
A350	GAFISA SPE-35 LTDA	1	8	1	(1,387)
A410	GAFISA SPE 38 EMPR IMOB LTDA	4,783	4,816	-	-
A420	LT INCORPORADORA SPE LTDA.	1,081	1,081	(513)	(513)
A490	RES. DAS PALMEIRAS INC. SPE LT	659	745	659	501
A580	GAFISA SPE 41 EMPR.IMOB.LTDA.	(14,462)	(3,198)	-	-
A630	Dolce VitaBella Vita SPE SA	144	165	144	(133)
A640	SAIRA VERDE EMPREEND.IMOBIL.LT	166	166	165	577
A680	GAFISA SPE 22 LTDA	872	872	(272)	(272)
A720	CSF Prímula	(80,849)	(79,410)	-	-
A730	GAFISA SPE 39 EMPR.IMOBIL LTDA	(1,981)	(1,970)	1,801	1,722
A750	CSF SANTTORINO	149	147	149	-
A800	DV SPE SA	(578)	(578)	(578)	7
A870	GAFISA SPE 48 EMPREEND IMOBILI	(427)	(233)	(432)	1,260
A990	GAFISA SPE-53 EMPRE.IMOB.LTDA	(175)	(65)	(184)	35
B040	Jardim II Planej.Prom.Vda.Ltda	6,159	6,156	(9,152)	(9,152)
B210	GAFISA SPE 37 EMPREEND.IMOBIL.	1,924	4,951	1,918	(5,555)
B270	GAFISA SPE-51 EMPRE.IMOB.LTDA	(301)	(9)	(310)	829
B430	GAFISA SPE 36 EMPR IMOB LTDA	19,876	38,157	-	-
B440	GAFISA SPE 47 EMPREEND IMOBILI	167	333	167	(2)
B590	SUNPLACE SPE LTDA	(191)	(191)	(191)	606
B600	SUNPLAZA PERSONAL OFFICE	(21)	10,316	(21)	-
B630	Sunshine SPE Ltda.	1,094	1,474	1,094	(562)
B640	GAFISA SPE 30 LTDA	(5,468)	5,080	-	(5,721)
B760	Gafisa SPE-50 Empr. Imob. Ltda	(716)	(724)	600	736
B800	TINER CAMPO BELO I EMPR.IMOBIL	(30,943)	(30,944)	-	(174)
B830	GAFISA SPE-33 LTDA	3,105	3,105	(685)	(685)
B950	COND.AFONSO DE FREITAS	(323)	-	(323)	-
C010	Jardim I Planej.Prom.Vda. Ltda	5,664	5,338	1,664	889
C040	PAULISTA CORPORATE	50	-	50	-
C070	VERDES PRAÇAS INC.IMOB SPE LT	(24,380)	(22,656)	-	-
C080	OLIMPIC CONDOMINIUM RESORT	(109)	-	(109)	-
C100	GAFISA SPE 42 EMPR.IMOB.LTDA.	3,315	3,206	(168)	(168)
C150	PENÍNSULA I SPE SA	(2,048)	(1,548)	516	457
C160	PENÍNSULA 2 SPE SA	4,778	4,778	(3,914)	(3,914)
C180	Blue I SPE Ltda.	5,328	5,434	2,143	(2,846)
C220	Blue II Plan Prom e Venda Lt	(6)	(6)	(6)	-
C230	Blue II Plan Prom e Venda Lt	(3)	120	(3)	-
C250	GRAND VALLEY	123	-	123	-
C370	OLIMPIC CHAC. SANTO ANTONIO	81	-	81	-
C400	FELICITA	5	-	5	-
C410	Gafisa SPE-55 Empr. Imob. Ltda	247	381	247	(349)
C440	Gafisa SPE 32	(1,724)	(1,667)	(1,724)	(119)
C460	CYRELA GAFISA SPE LTDA	2,984	2,984	-	-
C480	Alto da Barra de São Miguel	(118)	-	(118)	-
C490	Unigafisa Part SCP	37,253	34,175	-	490
C510	PQ BARUERI COND - FASE 1	6	-	6	-
C540	Villagio Panamby Trust SA	(553)	(547)	(553)	205
C550	DIODON PARTICIPAÇÕES LTDA.	(5,646)	(5,670)	-	-
C680	DIODON PARTICIPAÇÕES LTDA.	131	131	-	-
C800	GAFISA SPE 44 EMPREEND IMOBILI	94	95	94	50
C850	Sitio Jatiuca Emp. Imob. S	1,437	1,441	-	-
C860	Spazio Natura Emp. Imob. Ltd	4	-	4	-
C870	SOLARES DA VILA MARIA	7	-	7	-
D080	O Bosque Empreend. Imob. Ltda	177	-	177	-
D100	GAFISA SPE 65 EMPREEND IMOB LTD	398	32	259	(74)
D280	Cara de Cão	(2,967)	(2,967)	-	-
D590	GAFISA SPE-72	1	-	1	-
D620	Gafisa SPE-52 E. Imob. Ltda	189	1,462	181	(3)
D630	GPARK ÁRVORES - FASE 1	1,810	1,412	-	(7)
D730	Gafisa SPE-32 Ltda	2,220	2,220	-	-

 Page: 61

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

D940	Terreno Ribeirão / Curupira	1,352	1,352	-	-
E080	TERRENO QD C-13 LOTE CENTRAL	137	-	137	-
E210	UNIDADE AVULSA HOLLIDAY SALVA	(225)	-	-	-
E240	Edif Nice	(95)	(183)	-	-
E350	Gafisa SPE-71	80	67	54	(258)
E360	Zildete	1,382	1,382	-	-
E380	Clube Baiano de Tênis	313	314	-	-
E410	Gafisa SPE-73	1	1	1	-
E440	MADUREIRA - SOARES CALDEIRA	4,500	-	-	-
E550	Gafisa SPE 69 Empreendimertos	3,938	3,813	-	-
E560	GAFISA SPE 43 EMPR.IMOB.LTDA.	5	5	5	-
E770	Gafisa SPE-74 Emp Imob Ltda	1,780	1,770	(2,277)	(2,277)
E780	GAFISA SPE 59 EMPREEND IMOB LTDA	3	3	3	(5)
E880	PROJETO VILLA-LOBOS	1,253	-	-	-
E970	Gafisa SPE 68 Empreendimertos	23	204	22	(21)
E980	Gafisa SPE-76 Emp Imob Ltda	22	22	22	(33)
E990	Gafisa SPE-77 Emp Imob Ltda	3,335	3,335	-	(47)
F100	Gafisa SPE-78 Emp Imob Ltda	182	152	159	(144)
F110	Gafisa SPE-79 Emp Imob Ltda	18	4	(173)	(3)
F120	Gafisa SPE 70 Empreendimertos	5	5	5	(746)
F130	GAFISA SPE 61 EMPREENDIMENTO I	(150)	(150)	(150)	(18)
F140	SOC.EM CTA.DE PARTICIP. GAFISA	(878)	(878)	-	-
F260	Gafisa SPE-75 Emp Imob Ltda	356	356	(356)	(355)
F270	Gafisa SPE-80 Emp Imob Ltda	6	2	6	(2)
F520	Gafisa SPE-85 Emp Imob Ltda	(256)	(246)	(272)	(265)
F580	Gafisa SPE-86 Emp Imob Ltda	-	17	-	(14)
F590	Gafisa SPE-81 Emp Imob Ltda	139	-	-	-
F600	Gafisa SPE-82 Emp Imob Ltda	1	-	1	-
F610	Gafisa SPE-83 Emp Imob Ltda	515	492	502	(400)
F620	Gafisa SPE-87 Emp Imob Ltda	1,789	1,456	-	(52)
F630	Gafisa SPE-88 Emp Imob Ltda	(66)	(66)	(66)	66
F640	Gafisa SPE-89 Emp Imob Ltda	(1,853)	(3,884)	-	-
F650	Gafisa SPE-90 Emp Imob Ltda	6,274	328	688	(280)
F660	Gafisa SPE-84 Emp Imob Ltda	(7,224)	(5,216)	-	-
F910	Gafisa SPE-91 Emp Imob Ltda	276	247	258	(188)
F920	Angelo Agostini	(1,083)	151	-	1
F970	Gafisa SPE-92 Emp Imob Ltda	110	110	98	(109)
F980	Gafisa SPE-93 Emp Imob Ltda	2,649	8	-	-
F990	Gafisa SPE-94 Emp Imob Ltda	3,043	8	-	-
G010	Gafisa SPE-95 Emp Imob Ltda	1,943	8	-	-
G020	Gafisa SPE-96 Emp Imob Ltda	1,609	8	-	-
G030	Gafisa SPE-97 Emp Imob Ltda	263	9	-	-
G040	Gafisa SPE-98 Emp Imob Ltda	2,190	8	-	-
G050	Gafisa SPE-99 Emp Imob Ltda	1,314	8	-	-
G060	Gafisa SPE-103 Emp Imob Ltda	1,394	8	-	-
G150	SITIO JATIUCA SPE LTDA	6,861	3,360	-	-
G160	DEPUT JOSE LAJES EMP IMOB	41	36	(9)	-
G170	ALTA VISTTA	1,329	372	989	-
G220	OAS CITY PARK BROTAS EMP.	268	268	268	-
G250	RESERVA SPAZIO NATURA	3	3	3	(210)
G260	CITY PARK ACUPE EMP. IMOB.	429	429	429	-
G270	Gafisa SPE-106 Emp Imob Ltda	187	-	-	-
G280	Gafisa SPE-107 Emp Imob Ltda	530	-	-	-
G420	OFFICE LIFE	626	-	626	-
G490	ESPACIO LAGUNA 504	(1,290)	-	-	-
G500	CITY PARK EXCLUSIVE	534	534	-	-
L130	Gafisa SPE-77 Emp	(736)	(338)	(83)	(27)
N030	MARIO COVAS SPE EMPREENDIMENTO	40	40	40	-
N040	IMBUI I SPE EMPREENDIMENTO IMO	1	1	1	-
N090	ACEDIO SPE EMPREEND IMOB LTDA	1	1	1	-
N120	MARIA INES SPE EMPREEND IMOB.	1	1	1	-
N230	GAFISA SPE 64 EMPREENDIMENTO I	1	1	1	-
N250	FIT Jd Botanico SPE Emp.	1	1	1	-
X100	CIPESA EMPREENDIMENTOS IMOBILI	12	12	12	(12)
		(9,472)	328	(3,694)	(37,689)

	Third party’s works
A053	Camargo Corrêa Des.Imob SA	917	917	917	917
A103	Genesis Desenvol Imob S/A	(216)	(216)	(216)	(216)

 Page: 62

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

A213	Empr. Icorp. Boulevard SPE LT	56	56	56	56
A243	Cond. Const. Barra First Class	31	31	31	31
A833	Klabin Segall S.A.	532	532	532	532
A843	Edge Incorp.e Part.LTDA	146	146	146	146
A853	Multiplan Plan. Particip. e Ad	100	100	100	100
A933	Administ Shopping Nova America	90	90	90	90
A973	Ypuã Empreendimentos Imob	200	200	200	200
B053	Cond.Constr. Jd Des Tuiliere	(124)	(124)	(124)	(124)
B103	Rossi AEM Incorporação Ltda	3	3	3	3
B293	Patrimônio Constr.e Empr.Ltda	307	307	307	307
B323	Camargo Corrêa Des.Imob SA	(46)	(46)	(46)	(46)
B353	Cond Park Village	(88)	(88)	(88)	(88)
B363	Boulevard0 Jardins Empr Incorp	(89)	(89)	(89)	(89)
B383	Rezende Imóveis e Construções	809	809	809	809
B393	São José Constr e Com Ltda	543	543	543	543
B403	Condomínio Civil Eldorado	276	276	276	276
B423	Tati Construtora Incorp Ltda	286	286	286	286
B693	Columbia Engenharia Ltda	431	431	431	431
B753	Civilcorp Incorporações Ltda	4	4	4	4
B773	Waldomiro Zarzur Eng. Const.Lt	1,801	1,801	1,801	1,801
B783	Rossi Residencial S/A	431	431	431	431
B863	RDV 11 SPE LTDA.	(781)	(749)	(781)	(749)
B813	Tangua Patrimonial Ltda	(540)	-	(540)	-
B913	Jorges Imóveis e Administrações	1	1	1	1
C273	Camargo Corrêa Des.Imob SA	(661)	(661)	(661)	(661)
C283	Camargo Corrêa Des.Imob SA	(323)	(323)	(323)	(323)
C433	Patrimônio Const Empreend Ltda	155	155	155	155
D963	Alta Vistta Maceio (Controle)	1	1	1	1
D973	Forest Ville (OAS)	818	814	818	814
D983	Garden Ville (OAS)	279	278	279	278
E093	JTR - Jatiuca Trade Residence	4,796	4,796	4,796	4,796
E103	Acquarelle (Controle)	124	81	124	81
E133	Riv Ponta Negra - Ed Nice	3,054	1,834	3,054	1,834
E313	Palm Ville (OAS)	354	343	354	343
E323	Art Ville (OAS)	330	322	330	322
E503	OSCAR FREIRE OPEN VIEW	(601)	(464)	(601)	(464)
E513	OPEN VIEW GALENO DE ALMEIDA	(255)	(207)	(255)	(207)
F323	Conj Comercial New Age	4,667	4,646	4,667	4,646
F833	Carlyle RB2 AS	(6,530)	(4,041)	(6,530)	(4,041)
F873	Partifib P. I. Fiorata Lt	(430)	(430)	(430)	(430)
	Other	(1,032)	(1,196)	(1,032)	(1,196)
		9,826	11,600	9,826	11,600

	Grand total (a)	54,255	90,866	14,874	7,722

 (a)   The nature of related party operations is described in Note nota 7.

19.  Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. At March 31, 2010, the Company recorded a provision for profit sharing amounting to R$ 1,693 in consolidated under the heading General and Administrative Expenses.

 Page: 63

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

20.  Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.  In view of their nature, the risk assumptions made are not included in the scope of the review of quarterly information. Accordingly, they were not reviewed nor audited by our independent public accountants.

21.  Segment information

Starting in 2007, following the acquisition, formation and merger of Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's Management assesses segment information on the basis of different business segments and economic data rather than based on the geographic regions of its operations.

The segments in which the Company operates are the following: Gafisa for ventures targeted at high and medium income; Alphaville for platted lots; and Tenda for ventures targeted at low income.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

 Page: 64

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

				3/31/2010
	Gafisa S.A. (i)	TENDA	AUSA	Total
Net operating revenue	558,399	280,199	68,987	907,585
Operating costs	(428,624)	(186,973)	(39,332)	(654,929)

Gross profit	129,775	93,226	29,655	252,656

Gross margin - %	23.2%	33.3%	43.0%	27.8%

Net income for the period	35,955	22,337	6,527	64,819

Receivables from clientes (current and non current)	2,518,370	1,343,533	254,229	4,116,132
Properties for sale	1,114,018	484,243	158,254	1,756,515
Other assets	2,167,284	642,833	70,049	2,880,166

Total assets	5,799,672	2,470,609	482,532	8,752,813

				3/31/2009
	Gafisa S.A. (i)	TENDA	AUSA	Total
Net operating revenue	304,767	206,712	30,408	541,887
Operating costs	(227,462)	(138,512)	(21,274)	(387,248)

Gross profit	77,305	68,200	9,134	154,639

Gross margin - %	25.4%	33.0%	30.0%	28.5%

Net income (loss) for the period	32,964	6,624	(2,855)	36,733

Receivables from clientes (current and non current)	1,746,153	686,564	160,833	2,593,550
Properties for sale	1,201,419	512,155	134,652	1,848,226
Other assets	857,985	366,832	59,245	1,284,062

Total assets	3,805,557	1,565,551	354,730	5,725,838

(i)      Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

22.  Subsequent events

(a)     Purchase of the 20% interest in Alphaville Urbanismo S.A.

On April 19, 2010, the Company submitted a proposal to the Extraordinary Shareholders’ Meeting, called to be held on May 18, 2010, in order to pass a resolution on the approval of the Merger Protocol and Justification related to the merger by the Company of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The Merger of Shares has the purpose of carrying out the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the Merger of Shares, Shertis will be converted into a wholly-owned subsidiary of Gafisa, which shareholders’ equity will increase and new shares will be issued to be assigned to Alphapar, current shareholder of Shertis.

 Page: 65

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

06.01 – NOTES TO THE QUARTERLY INFORMATION

***

 Page: 66

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

07.01 – COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER

SEE 12.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER.

 Page: 67

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Results for First Quarter 2010

 --- Pre-Sales reached R$ 857 million, a 53.5% increase over 1Q09 ---

--- Revenues increase to R$ 908 million, a 67% increase over R$ 542 million in 1Q09 ---

--- Adjusted EBITDA grew to R$ 168 million from R$77 million in 1Q09, on Adj. EBITDA Margin of 18.6% ---

--- Over R$ 2.1 billion in Cash and Cash Equivalents ---

FOR IMMEDIATE RELEASE - São Paulo, May 3rd, 2010 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2010.

Commenting on results, Wilson Amaral, CEO of Gafisa, said: “Positive momentum continued into the first quarter of 2010 with strong sales velocities across the company and a launch pace of R$ 703 million, more than triple the amount in Q109, despite the seasonally low period due to the summer holidays and Carnival. Sales for the quarter increased 53% to R$ 857 million as compared to Q1 2009, indicating that we are back to a strong growth trajectory after a period of uncertainty in the first half of last year. Top line growth and improving operating leverage contributed to the increase to R$ 168.5 of adjusted EBITDA, while adjusted EBITDA margin improved significantly from 14.1% to 18.6% as compared to the previous year’s period.  With over R$ 2 billion in cash and cash equivalents and a lower leverage ratio of 34.6% as a result of our recent follow-on offering, we have reduced our financing cost structure and ensured our ability to fund our current plans for growth.

Amaral added, “We have in place a platform to serve all segments of the large and growing Brazilian housing market and we will continue to benefit from our leading brands and strong reputation. Gafisa is leveraging the scale, operating efficiency and strong execution capacity to deliver high value products in line with demand trends across the country.  With the offering behind us, we will now turn our focus to increasing our land bank, accelerating the pace of our launches and opportunistically looking at synergistic acquisitions. We remain very optimistic about the prospects for our industry overall. This sentiment has been reinforced by the recently renewed support of the affordable housing segment by the Brazilian Government, where we are particularly well positioned to deliver high quality products to that market through our well-established Tenda brand.”

IR Contact

Luiz Mauricio de Garcia Paula

Rodrigo Pereira

Email: ri@gafisa.com.br

IR Website:

www.gafisa.com.br/ir

1Q10 Earnings Results Conference Call

Tuesday, May 4, 2010

> In English

11:00 AM US EST

12:00 PM Brasilia Time

Phones:

+1 800 860-2442 (US only)

+1 412 858-4600 (other countries) Code: Gafisa

> In Portuguese

09:00 AM US EST

10:00 AM Brasilia Time

Phone: +55 (11) 4688-6361

Code: Gafisa

1Q10 - Operating & Financial Highlights

•       Consolidated launches totaled R$ 703.2 million for the quarter, a 339% increase over 1Q09. Tenda launched R$ 297 million in the quarter, or 48% of the total amount launched in 2009.

•       Pre-sales reached R$ 857.3 million for the quarter, a 53.5% increase as compared to first quarter 2009.

•       Net operating revenues, recognized by the Percentage of Completion (“PoC”) method, rose 67% to R$ 907.6 million from R$ 541.9 million in the 1Q09, reflecting a strong pace of execution.

•       Adjusted EBITDA reached R$ 168.5 million with a 18.6% margin, a 120% increase when compared to Adjusted EBITDA of R$ 76.6 million reached in the 1Q09, mainly due to the strong performance in all segments.

•       Net Income before minorities, stock option and non recurring expenses was R$ 79.6 million for the quarter (8.8% adjusted net margin), an increase of 40% compared with the R$ 57.1 million in the 1Q09.

•       The Backlog of Revenues to be recognized under the PoC method reached R$ 2.93 billion, in line with the previous quarter. The Margin to be recognized improved 54 bps to 35.1%.

•       Gafisa’s consolidated land bank totaled R$15.6 billion in the 1Q10, with approximately R$ 520 million of new acquisitions, reflecting the internal policy of the Company to keep an average of 2 – 3 years of Land bank.

 Page: 68

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

•       On March 23, the Company concluded the public offering, raising R$ 1.02 billion(1).

•       Gafisa´s consolidated cash position exceeded R$ 2.1 billion at the end of March, supporting the Company´s strategy to fund and execute its growth plan.

(1) Net proceeds from the public offering.

The first quarter financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010. On November 10, 2009 the CVM, issued the deliberation nº 603 changed by deliberation nº 626, which gives the option for the listed Companies presents your 2010 quarterly information based o accounting practices in force at December 31, 2009.

 Page: 69

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CEO Commentary and Corporate Highlights for 1Q10

The first quarter of 2010 began and ended on a strong note for Gafisa.  Our consolidated platform of three leading brands, Gafisa, AlphaVille and Tenda, is reaping the benefits of scale, brand recognition, excellence in execution, product scope and geographic reach.  Our successful performance was recognized for the second year in a row through being named as “The Largest Construction Company in Brazil” by ITCnet. Macroeconomic trends and industry specific events indicate continuing strong prospects for us during the year ahead, and contributed to robust demand for our housing products across all segments.

During the quarter, the Government reaffirmed its commitment to the development of entry level housing through the “Minha Casa, Minha Vida” (MCMV) Program by announcing the extension of that program, a doubling of its initial committed resources to R$ 72 billion and a target of developing two million new homes over the next four years, signaling its continued support of the industry as a whole.  Tenda, Gafisa’s business dedicated to that segment ramped up its launches of new developments, which more than doubled from the fourth quarter, to meet the growing demand.  Sales velocity of over 32% during the quarter also underscored the demand for Tenda’s product, especially in light of the fact that most of our new developments were launched toward the end of the quarter given the holiday periods.  And finally, in late March, Gafisa completed a successful follow-on offering of more than R$ 1 billion that coupled with our existing cash and ample access to construction lines of credit will allow us to markedly expand our diversified portfolio of businesses and enhance our execution capacity as Brazil’s largest construction company. An efficient operating platform that features three leading national brands that together serve all segments of the housing market, positions us to capture an important share of the projected 1.5 million new homes in annual demand growth.

A favorable environment for home sales continued throughout the first quarter despite the traditionally slower period due to summer holidays and Carnival, and we expect it will prevail through the year’s end on the basis of strong fundamentals.  Despite signs of temporary increased inflationary pressure, real wages continue to grow, interest rates remain relatively low and unemployment rates continue to fall amid a backdrop of strong consumer confidence.  The growth rate in financing available to housing has remained robust despite historically high Selic rates, strengthening our view that this short term interest increase will not impact the sector.  In 2005, when the Selic was at 20%, financing grew at a rapid clip and, in 2008 when the Central Bank increased the Selic from 11.25% to 13.75%, there was no impact in the housing finance growth trend. This time, the market expects the Selic to reach 11.75% by the end of 2010 and then to drop back down again in 2011.  Additionally, mortgage rates are linked to the TR rate, which has a low historic correlation to Selic.  Finally, a combination of subsidies and financing derived from the FGTS, which is linked to the TR rate, serves to minimize the impact of general interest rate increases on mortgages tied to the entry level segment facilitated through the Caixa Economica Federal (Caixa).

On the inflationary front, while we are seeing increases in labor costs, up to now, the significant pent up demand allows room for price increases in all segments and our Gafisa product contracts allow us to adjust all balances and payments in line with inflationary changes.  The expanded use of aluminum mold technology as well as the reductions in construction cycle time for our Tenda product allow us to reduce our exposure to inflationary cost pressures as well, which we also believe will be a temporary concern, since the Central Bank is already taking the appropriate actions to control this pressure.

Brazil has enjoyed this positive macroeconomic climate thanks in part to a healthy financial system, which has seen both public and private lenders step forward to address the country’s high housing deficit and low mortgage penetration.  Caixa, a financial institution central to these efforts, offers strong mortgage lending capacity as evidenced by its R$24 billion FGTS budget and has consistently improved its capacity to process mortgage applications and transfer contracted housing units to its books under the MCMV Program. Caixa’s performance continues to benefit Tenda, where we saw the number of contracted units up to April 2010, equivalent of 5,108 units, to reach 84% of the entire number contracted during 2009.

Even without the benefit of the proceeds from the oversubscribed share offering, which were received in the final days of March, Gafisa maintained a strong pace of execution during the quarter, launching R$ 703.2 million, more than quadruple the amount of Q109.  The benefits of the net proceeds of R$1.02 billion generated by the offering are expected to be reaped in subsequent quarters, as our improved cash position of over R$2.1 billion will provide us with the financial flexibility to acquire land to support a substantial pipeline of projects, increase our launch activity to keep pace with mounting demand, and to opportunistically pursue strategic acquisitions to broaden our scope as we have done in the past.

Wilson Amaral, CEO – Gafisa S.A.

 Page: 70

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Recent Developments

Follow-on Share Offering:

In March, Gafisa completed an oversubscribed follow-on offering, selling 85 million shares at R$12.50 and generating primary proceeds of R$ 1.06 billion and net proceeds of R$ 1.02 billion. Coupled with existing cash and ample access to construction lines of credit, the proceeds will allow the Company to markedly expand its diversified portfolio of businesses and enhance its execution capacity.  The proceeds, received by the Company on March 29, 2010, improved the Company’s cash position to more than R$2.1 billion, and are expected to be used for land acquisition, to fund launch activity to keep pace with mounting demand, and to pursue strategic acquisitions.

Acquired Additional 20% of AlphaVille (Subsequent event):

On October 2, 2006, Gafisa executed an Investment Agreement governing Gafisa’s admission in the capital stock of Alphaville Urbanismo S.A. (‚AUSA‛), which stipulated that an equity participation of 60% (First Stage) would be increased to 80% in 2010 (Second Stage) and to 100% after 2011 (Third Stage).  To increase Gafisa’s equity participation in AUSA’s to 80% per the Investment Agreement, Gafisa and Shertis Empreendimentos e Participações S.A.(‘Shertis‛), a wholly-owned subsidiary of Alphaville Participações S.A., acquired an additional 20% of capital stock (Second Stage) through a merger, by Gafisa, of all shares issued by Shertis. As a result of the merger of shares, Shertis will become a wholly-owned subsidiary of Gafisa. The merger of shares shall entail an increase in the equity of Gafisa in the amount of R$21,902,489.00, corresponding to the book equity value of the shares issued by Shertis merged into Gafisa, according to the appraisal report prepared by APSIS.

Increased Launches, Strong Sales Velocity at Tenda:

Tenda, Gafisa’s business dedicated to the entry level and affordable market segment, continued to ramp up its launches of new developments in order to meet robust demand.  Tenda’s first quarter launches more than doubled as compared to the previous quarter, with more than 60% of the quarter’s launches coming outside of the traditional markets of Rio de Janeiro and São Paulo. Sales velocity of over 32% during the first quarter underscored strong demand for Tenda’s product, especially given that most new developments were launched toward the end of the quarter, after the holiday periods.

Higher Volume of Mortgage Transfers under Minha Casa, Minha Vida:

The consistently improving capacity of Caixa Economica Federal (Caixa) to process mortgage applications and transfer contracted housing units to its books under the MCMV Program, combined with more efficient internal processes at Tenda, continued to benefit Tenda’s business during the beginning of the year, where the number of contracted units up to April reached 84% of the entire number contracted during 2009.

Minha Casa, Minha Vida 2:

While full details of the extension of the MCMV program have not yet been provided, the Brazilian government issued a general outline in March, in which it announced an extension of MCMV through 2014, and a total investment of R$72 billion, more than double the R$34 billion allocated to the initial program.  The goal of the second phase of the MCMV program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the 3-10x wages segments.  All of this activity underscores both the government’s continued commitment to the financing of entry level housing and the significant, untapped demand within the affordable housing segments, demand that we expect will benefit Tenda, our business dedicated to that segment.

Tenda’s Operational Improvement:

The first quarter of 2010 was the first full quarter that Tenda has been operated as a wholly-owned subsidiary of Gafisa.  As part of this transition, we integrated much of the back office operations, consolidated the reporting structure and took full strategic control of the direction and priorities of the business. The results of the work that was begun last year with Tenda and this past quarter are now bearing fruit. It delivered 24 completed projects/phases during the quarter and importantly, with the growth in revenue and operational and sales efficiencies achieved, contributed to the solid 18.6% Adjusted EBITDA margin for the company on a consolidated basis reflecting the combined favorable SG&A/Net Revenue. Additionally, with the number of mortgage contracted and transferred to Caixa up sequentially, Tenda is now well positioned to accelerate growth in a profitable fashion. We still have an important challenge related to 2010 Tenda’s launches, but up to now we are on track with our strategic plan.

 Page: 71

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Highlights (R$000)	1Q10	1Q09	Var. (%)	4Q09
Launches (%Gafisa)	703,209	160,243	338.8%	1,000,353
Launches (100%)	849,874	178,424	376.3%	1,262,374
Launches, units (%Gafisa)	3,871	651	494.9%	4,258
Launches, units (100%)	4,141	755	448.6%	5,662
Contracted sales (%Gafisa)	857,321	558,565	53.5%	1,053,810
Contracted sales (100%)	1,024,850	668,421	53.3%	1,218,564
Contracted sales, units (% Gafisa)	5,253	4,100	28.1%	6,413
Contracted sales, units (100%)	5,955	4,706	26.6%	7,155

Net revenues	907,585	541,887	67.5%	897,540
Gross profit	252,656	154,639	63.4%	277,418
Gross margin	27.8%	28.5%	-70 bps	30.9%
Adjusted Gross Margin 1)	30.4%	31.8%	-145 bps	34.7%
Adjusted EBITDA2)	168,459	76,644	119.8%	167,825
Adjusted EBITDA margin 3)	18.6%	14.1%	442 bps	18.7%
Adjusted Net profit 3)	79,624	57,055	39.6%	86,074
Adjusted Net margin 3)	8.8%	10.5%	-176 bps	9.6%
Net profit	64,819	36,733	76.5%	55,321
EPS (R$) 4 )	0.1548	0.1413	9.5%	0.1659
Number of shares ('000 final)4 )	418,737	259,925	61.1%	333,554

Revenues to be recognized	2,933,950	2,901,416	1.1%	3,024,992
Results to be recognized 5)	1,030,075	1,003,075	2.7%	1,065,777
REF margin 5)	35.1%	34.6%	54 bps	35.2%

Net debt and Investor obligations	1,207,988	1,361,909	-11%	1,998,079
Cash and availabilities	2,125,613	500,778	324%	1,424,053
Equity	3,429,583	1,655,342	107%	2,325,634
Equity + Minority shareholders	3,492,889	2,199,800	59%	2,384,181
Total assets	8,752,813	5,725,838	53%	7,688,323
(Net debt + Obligations) / (Equity + Minorities)	34.6%	61.9%	-2733 bps	83.8%
1) Adjusted for capitalized interest
2) Adj. for expenses with stock options plans (non-cash), excl. Tenda's goodwill and net of provisions.
3) Adjusted for expenses with stock options plans (non-cash), minority shareholders and non recurring expenses
4) Adjusted for 1:2 stock split in the 1Q09
5) Results to be recognized net from PIS/Cofins - 3.65%; excludes the AVP method introduced by law 11,638

 Page: 72

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Launches

In the 1Q10, launches were R$ 703 million, an increase of 339% compared to the 1Q09, represented by 26 projects/phases, located in 16 cities.

46% of Gafisa launches represented a price per unit below R$ 500 thousand, while nearly 74% of Tenda’s launches had prices per unit below R$ 130 thousand. The Gafisa segment was responsible for 44% of launches, Alphaville accounted for 14% and Tenda for the remaining 42%.Company

The tables below detail new projects launched during the first quarter 2010 and 2009:

Table 1 - Launches per company per region
%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	São Paulo	183,218	73,951	148%	436,837
	Rio de Janeiro	49,564	24,208	105%	32,753
	Other	76,516	40,203	90%	107,994
	Total	309,298	138,362	124%	577,584
	Units	743	478	55%	1,472

Alphaville	São Paulo	97,269	-	-	52,929
	Rio de Janeiro	-	-	-	62,834
	Other	-	21,881	-	170,268
	Total	97,269	21,881	345%	286,030
	Units	340	172	97%	1,451

Tenda	São Paulo	32,671	-	-	69,032
	Rio de Janeiro	49,292	-	-	(29,250)
	Other	214,680	-	-	96,957
	Total	296,643	-	-	136,739
	Units	2,788	-	-	1,335

Consolidated	Total - R$000	703,209	160,243	339%	1,000,353
	Total - Units	3,871	651	495%	4,258

Table 2 - Launches per company per unit price
%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	=R$500K	142,816	78,559	82%	328,283
	> R$500K	166,481	59,803	178%	249,301
	Total	309,298	138,362	124%	577,584

Alphaville	= R$100K;	-	-	-	24,030
	> R$100K;= R$500K	97,269	21,881	345%	262,000
	Total	97,269	21,881	345%	286,030

Tenda	= R$130K	219,849	-	-	102,507
	> R$130K	76,794	-	-	34,232
	Total	296,643	-	-	136,739

Consolidated		703,209	160,243	339%	1,000,353

 Page: 73

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pre-Sales

Pre-sales in the quarter increased by 53% to R$ 857.3 million when compared to the 1Q09 and the amount sold was equivalent to 122% of the quarterly launches.

The Gafisa segment was responsible for 44% of total pre-sales, while Alphaville and Tenda accounted for almost 14% and 43% respectively. Considering Gafisa’s pre-sales, 86% corresponded to units priced below R$ 500 thousand, while 72% of Tenda’s pre-sales came from units priced below R$ 130 thousand. Overall sales from inventory continued to be robust. Pre-sales from projects launched before 2009 accounted for 70% of our total consolidated sales.

The tables below illustrate a detailed breakdown of our pre-sales for the first quarters 2009 and 2008:

Table 3 - Sales per company per region
%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	São Paulo	201,784	146,512	38%	308,023
	Rio de Janeiro	52,741	43,833	20%	75,311
	Other	121,354	79,787	52%	83,245
	Total	375,879	270,132	39%	466,579
	Units	950	727	31%	1,210

Alphaville	São Paulo	66,163	3,307	1900%	55,344
	Rio de Janeiro	8,535	9,085	-6%	10,006
	Other	41,945	22,986	82%	138,986
	Total	116,643	35,379	230%	204,336
	Units	573	216	165%	968

Tenda	São Paulo	96,093	83,287	15%	131,232
	Rio de Janeiro	84,953	78,913	8%	97,048
	Other	183,753	90,854	102%	154,615
	Total	364,799	253,054	44%	382,895
	Units	3,729	3,157	18%	4,234

Consolidated	Total - R$000	857,321	558,565	53%	1,053,810
	Total - Units	5,253	4,100	28%	6,413

Table 4 - Sales per company per unit price - PSV
%Gafisa - R$000		1Q10	1Q09	Var. (%)	4Q09
Gafisa	=R$500K	322,697	180,287	79%	185,480
	> R$500K	53,182	89,845	-41%	281,099
	Total	375,879	270,132	39%	466,579

Alphaville	= R$100K;	27,450	19,569	40%	7,710
	> R$100K;= R$500K	85,431	13,282	543%	194,169
	> R$500K	3,762	2,529	49%	2,456
	Total	116,643	35,379	230%	204,336

Tenda	= R$130K	262,473	219,106	20%	311,403
	> R$130K	102,326	33,948	201%	71,491
	Total	364,799	253,054	44%	382,895

Consolidated	Total	857,321	558,565	53%	1,053,810

 Page: 74

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 5 - Sales per company per unit price - Units
%Gafisa - Units		1Q10	1Q09	Var. (%)	4Q09
Gafisa	<= R$500K	837	598	40%	250
	> R$500K	113	129	-12%	961
	Total	950	727	31%	1,210

Alphaville	= R$100K;	253	166	52%	160
	> R$100K; = R$500K	319	48	565%	807
	> R$500K	1	2	-50%	2
	Total	573	216	165%	969

Tenda	<= R$130K	3,092	2,917	6%	3,836
	> R$130K	637	240	165%	398
	Total	3,729	3,157	18%	4,234

Consolidated	Total	5,253	4,100	28%	6,413

Sales Velocity

The consolidated company attained a sales velocity of 25.2% in the 1Q10, compared to a velocity of 16% in the 1Q09. The company sales velocity increased as compared to the previous period, mainly due to Alphaville and Tenda’s improved performances during the quarter. Additionally, in this quarter we had a positive impact of R$ 69.6 million, mainly due to an inventory price increase. The launches sales velocity was 38.0% or 51.7% if we consider the figures until the end of April, since most of the launches occurred at the end of the quarter.

Table 6 - Sales velocity per company
	Inventories beginning of period			Price Increase + Other	Inventories end of period
R$ million		Launches	Sales			Sales velocity

Gafisa	1,570.4	309.3	375.9	26.7	1,530.5	19.7%
AlphaVille	263.5	97.3	116.6	6.1	250.3	31.8%
Tenda	796.6	296.6	364.8	36.8	765.2	32.3%
Total	2,630.5	703.2	857.3	69.6	2,546.0	25.2%

Table 7 - Sales velocity per launch date
	1Q10
	Inventories end of period	Sales	Sales velocity

2010 launches	421,520	258,126	38.0%
2009 launches	581,735	286,344	33.0%
2008 launches	968,578	203,396	17.4%
= 2007 launches	574,153	109,455	16.0%
Total	2,545,985	857,321	25.2%

Operations

Gafisa’s geographic reach and execution capacity is substantial. The Company is upholding and advancing its reputation for delivering projects according to schedule and within budget. It was present in 22 different states, with 194 projects under development at the end of the first quarter. Some 420 engineers and architects were in the field, in addition to approximately 480 intern engineers in training.

Another example of the Company’s execution capacity is the strong pace of revenue recognition, demonstrating that the execution pace of construction is trending with the level of sales growth. Gafisa and its subsidiaries continue to selectively launch successful projects in new regions and in multiple market segments, maximizing returns in accordance with market demand. Up to April Tenda contracted 5,108 units with CEF and we have close to 22,000 units under analysis at Caixa. Only in April Tenda contracted 2,320 units.

 Page: 75

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Completed Projects

During the first quarter, Gafisa completed 27 projects with 3,365 units equivalent at an approximate PSV of R$ 338 million, Gafisa delivered 3 projects and Tenda delivered the remaining 24 projects/phases.

The tables below list our products completed in the 1Q10:

Table 8 - Delivered projects
Company	Project	Delivery	Launch	Local	% Gafisa	Units	PSV
						(%Gafisa)	(%Gafisa)
Gafisa	COLLORI	Jan-10	Jun-06	São Paulo - SP	50%	173	50,800
Gafisa	CSF - PRIMULA	Jan-10	Jun-07	São Paulo - SP	100%	80	29,906
Gafisa	FIT RESIDENCE SERVICE NITERÓI	Feb-10	Jun-06	São Paulo - SP	100%	72	24,294

Gafisa						325	105,000

Tenda	PARQUE VALENÇA 1D	Jan-10	Dec-07	SP	100%	112	8,030
Tenda	CONDOMINIO COTIA I - FASE 2	Jan-10	Apr-09	SP	100%	432	35,837
Tenda	RESIDENCIAL AMANDA I	Feb-10	Jul-07	MG	100%	20	1,656
Tenda	RESIDENCIAL JULIANA LIFE	Feb-10	Mar-07	MG	100%	280	18,048
Tenda	RESIDENCIAL Quintas do Sol Ville I	Feb-10	Sep-07	BA	100%	77	5,005
Tenda	RESIDENCIAL CIDADES DO MUNDO LIFE	Feb-10	Apr-08	PE	100%	144	8,100
Tenda	ITAÚNA LIFE	Feb-10	Jun-07	RJ	100%	64	6,483
Tenda	ARSENAL LIFE III	Feb-10	Jun-07	RJ	100%	128	9,146
Tenda	RESIDENCIAL MORADA DE FERRAZ	Feb-10	Apr-07	SP	100%	132	6,896
Tenda	VILLAGGIO DO JOCKEY I	Feb-10	May-07	SP	100%	180	14,631
Tenda	Fit Nova Vida (Taboãozinho)	Feb-10	Feb-10	SP	100%	137	7,261
Tenda	ATIBAIA	Feb-10	Jun-07	GO	100%	70	4,729
Tenda	ARSENAL LIFE IV	Feb-10	Jun-07	RJ	100%	128	9,194
Tenda	RESIDENCIAL PARQUE DAS AROEIRAS LIFE I	Feb-10	Jan-08	MG	100%	240	20,841
Tenda	RESIDENCIAL JARDIM DAS AZALEIAS	Mar-10	Oct-07	MG	100%	48	4,071
Tenda	CONDOMINIO RESIDENCIAL VERDES MARES	Mar-10	Feb-08	MG	100%	16	1,480
Tenda	RESIDENCIAL CANADA	Mar-10	May-07	MG	100%	56	5,100
Tenda	RESIDENCIAL VILLA MARIANA LIFE	Mar-10	Feb-08	BA	100%	92	6,164
Tenda	RESIDENCIAL CIDADES DO MUNDO LIFE	Mar-10	Apr-08	PE	100%	144	10,800
Tenda	RESIDENCIAL HORTO DO IPE LIFE	Mar-10	Nov-05	SP	100%	180	22,060
Tenda	RESIDENCIAL MONET	Mar-10	Sep-06	SP	100%	60	4,474
Tenda	RESIDENCIAL CURUÇA	Mar-10	Jan-08	SP	100%	120	9,117
Tenda	RESIDENCIAL ITAQUERA LIFE	Mar-10	Jun-07	SP	100%	120	10,277
Tenda	RESIDENCIAL VIVENDAS DO SOL II	Mar-10	May-08	RS	100%	60	3,989
Tenda						3,040	233,390

Total						3,365	338,389

Land Bank

The Company’s land bank of approximately R$ 15.6 billion is composed of 418 different projects in 22 states, equivalent to more than 86 thousand units. In line with our strategy, 40% of our land bank was acquired through swaps – which require no cash obligations. As the proceeds from the follow-on offering were only received at the end of March, our land bank for Q1 had not yet benefited from our increased capacity to acquire new land.

In this quarter we changed our managerial swap method calculation, in order to reflect the percentage of the swap based on the cost of the land, instead of the equivalent percentage of the PSV, which better reflect the swap impact.

The table below shows a detailed breakdown of our current land bank:

 Page: 76

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 9 - Landbank per company per unit price
		PSV - R$ million	%Swap	%Swap	%Swap	Potential units
		(%Gafisa)	Total	Units	Financial	(%Gafisa)
Gafisa	= R$500K	4,269	52.5%	44.8%	7.7%	14,110
	> R$500K	3,338	31.2%	29.1%	2.0%	4,137
	Total	7,606	40.8%	36.2%	4.6%	18,247

Alphaville	= R$100K;	2,129	98.1%	0.0%	98.1%	19,137
	> R$100K; = R$500K	874	94.9%	0.0%	94.9%	3,534
	> R$500K	949	96.8%	0.0%	96.8%	140
	Total	3,952	96.8%	0.0%	96.8%	22,811

Tenda	= R$130K	3,677	35.1%	35.1%	0.0%	43,055
	> R$130K	411	24.6%	24.6%	0.0%	2,579
	Total	4,089	33.7%	33.7%	0.0%	45,634

Consolidated		15,647	39.4%	35.6%	3.8%	86,692

Number of projects/phases
Gafisa	140
AlphaVille	42
Tenda	236
Total	418

Table 10 - Landbank Evolution
Land Bank (R$ million)	Gafisa	Alphaville	Tenda	Total
Land Bank - BoP (4Q09)	7,576	3,962	4,285	15,823
1Q10 - Net Acquisitions	339	87	100	527
1Q10 - Launches	(309)	(97)	(297)	(703)
Land Bank - EoP (1Q10)	7,606	3,952	4,089	15,647

1Q10 - Revenues

On the strength of solid sales performance in the 1Q10, both from launched projects and inventories, and an accelerated pace of construction, the Company was able to recognize substantial net operating revenues for 1Q10, which rose by 67% to R$ 907.6 million from R$ 541.9 million in the 1Q09, with Tenda contributing 31% of the consolidated revenues.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method).

The table below presents detailed information about pre-sales and recognized revenues by launch year:

Table 11 - Sales vs. Recognized revenues
		1Q10				1Q09
R$ 000		Sales	% Sales	Revenues	% Revenues	Sales	% Sales	Revenues	% Revenues
Gafisa	2010 launches	172,527	35%	7,017	1%	-	0%	-	0%
	2009 launches	186,918	38%	165,513	26%	39,270	13%	(63)	0%
	2008 launches	56,262	11%	189,162	30%	142,071	47%	79,980	24%
	= 2007 launches	76,814	16%	265,694	42%	124,171	41%	255,257	76%
	Total Gafisa	492,522	100%	627,386	100%	305,511	100%	335,175	100%

Tenda	Total Tenda	364,799	---	280,199	---	253,054	---	206,712	---

Total		857,321		907,585		558,565		541,887

 Page: 77

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1Q10 - Gross Profits

On a consolidated basis, gross profit for the 1Q10 totaled R$ 252.7 million, an increase of 63% over 1Q09, reflecting continued growth and business expansion. The gross margin for 1Q10 reached 27.8% (30.4% w/o capitalized interest) 70 bps lower than the 1Q09, mainly due to product mix associated with a onetime swap agreement, from our successful project called "Paulista Corporate", which have a high relative swap due to its prime location, negatively affecting the gross margin 1T10 (we drop the suspension clause), since the cost of units to be delivered to the landowner are recorded in revenue and cost with the same value, given there is no profit margin in the swapped units, bringing down the consolidated margin.

Table 12 - Capitalized interest
(R$000)		1Q10	1Q09	4Q09
Consolidado	Initial balance	91,568	84,741	96,511
	Capitalized interest	25,373	24,236	28,763
	Interest transfered to COGS	(22,840)	(17,723)	(33,707)
	Final balance	94,101	91,254	91,568

1Q10 – Selling, General, and Administrative Expenses (SG&A)

In the 1Q10, SG&A expenses totaled R$ 108.7 million, compared to R$ 102.5 in the same quarter of 2009. When compared to the 4Q09, the SG&A decrease from R$ 133.6 million to R$ 108.7 million, mainly due to lower selling expenses partially related to lower sales volume in the first quarter, when compared to the 4Q09, as well as increased efficiencies in the sales structures.

All the ratios improved when compared to the 1Q09, mainly due to the continued improvement coming from Tenda and also from synergies gains related to merge of Tenda into Gafisa. As Tenda’s sales and revenues continue to ramp up in the coming quarters, the costs associated with its sales platform will be diluted and its fixed cost ratios improved.

We continue to expect synergies to be achieved through shared back office functions, leveraging office infrastructure, and the accelerated implementation of systems such as SAP across Tenda’s operations, expected to go live in the 3Q10, which should help us to keep an adequate SG&A/Net Revenue ratio.

When compared to the 1Q09, SG&A/Net revenue improved, falling by 694 basis points, to a comfortable level of 12.0%.

Table 13 - Sales and G&A Expenses
(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Selling expenses	51,294	46,606	73,277	10%	-30%
	G&A expenses	57,418	55,918	60,298	3%	-5%
	SG&A	108,712	102,524	133,575	6%	-19%
	Selling expenses / Sales	6.0%	8.3%	7.0%	-236 bps	-97 bps
	G&A expenses / Sales	6.7%	10.0%	5.7%	-331 bps	98 bps
	SG&A / Sales	12.7%	18.4%	12.7%	-567 bps	0 bps
	Selling expenses / Net revenues	5.7%	8.6%	8.2%	-295 bps	-251 bps
	G&A expenses / Net revenues	6.3%	10.3%	6.7%	-399 bps	-39 bps
	SG&A / Net revenues	12.0%	18.9%	14.9%	-694 bps	-290 bps

1Q10 – Other Operating Results

In the 1Q10, our results reflected a negative impact of R$2.0 million, net of provisions, compared to a positive impact of R$ 29.9 million in the 1Q09 mainly due to the  amortization of Tenda’s goodwill (R$ 52.6 million).

1Q10 – Adjusted EBITDA

We adjust our EBITDA for expenses associated with stock options plans, as it represents a non-cash expense. Our Adjusted EBITDA for the first quarter totaled R$ 168.5 million, 120% higher than the R$ 76.6 million for 1Q09, with a consolidated adjusted margin of 18.6%, an increase of 442 basis points from the 14.1% in the 1Q09 (ex Tenda’s goodwill and net of provisions).

We continue to be confident that the synergies to come related to the merger of Tenda and also the higher dilution of SG&A could benefit our margins for the coming quarters, and accordingly we are confident that we could achieve our guidance of 18.5% to 20.5% EBITDA margin for 2010.

 Page: 78

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 14 - Adjusted EBITDA
(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Net Profit	64,819	36,733	55,321	76%	17%
	(+) Financial result	33,268	9,209	27,891	261%	19%
	(+) Income taxes	22,489	16,313	30,502	38%	-26%
	(+) Depreciation and Amortization	10,238	7,982	10,004	28%	2%
	(+) Capitalizaed Interest Expenses	22,840	17,723	33,707	29%	-32%
	(+) Minority shareholders	11,623	11,755	17,929	-1%	-35%
	EBITDA	165,276	99,716	175,356	66%	-6%
	(+) Stock option plan expenses	3,183	8,567	(634)	-63%	-602%
	Adjusted EBITDA	168,459	108,282	174,722	56%	-4%
	Net Revenues	907,585	541,887	897,540	67%	1%
	Adjusted EBITDA margin	18.6%	20.0%	19.5%	-142 bps	-91 bps
Consolidated (1)
	Adjusted EBITDA	168,459	108,282	174,722	56%	-4%
	(+) Tenda’s goodwill and net of prov	-	(31,638)	(6,897)	-100%	-100%
	Adjusted EBITDA Without Tenda’s goodwill and net of provisions	168,459	76,644	167,825	120%	0%
	Adjusted EBITDA margin	18.6%	14.1%	18.7%	442 bps	-14 bps
(1) Without Tenda’s goodwill and net of provisions

1Q10 - Depreciation and Amortization

Depreciation and amortization in 1Q10 was R$ 10.2 million, an increase of R$ 2.2 million when compared to the R$ 8.0 million recorded in 1Q09.

1Q10 - Financial Results

Net financial expenses totaled R$ 33.3 million in 1Q10, compared to net financial expenses of R$ 9.2 million in the 1Q09 and a net expense of R$ 27.9 million in the 4Q09. The increase in the 1Q10 was mainly due to the higher average net debt position, since we received the proceeds coming from the equity offering on March 29th, and did not benefit from anticipated financial revenue during 1Q10.

1Q10 - Taxes

Income taxes, social contribution and deferred taxes for 1Q10 amounted to R$ 22.5 million compared to R$16.3 million in 1Q09. The effective tax rate was 22.8% in the 1Q10 compared to 29.4% in 1Q09, mainly due to the deferred tax over the amortization of Tenda’s negative goodwill that negatively impacted the 1Q09.

1Q10 - Adjusted Net Income

Net income in 1Q10 was R$ 64.8 million. However, if we consider the adjusted net income (before deduction of expenses related to minority shareholders and stock options), this figure reached R$ 79.6 million, with an adjusted net margin of 8.8%., representing growth of R$ 22.6 million when compared to the R$ 57.1 million in the 1Q09.

1Q10 - Earnings per Share

Earnings per share already adjusted for the 2:1 stock split in all comparable periods were R$ 0.15/share in the 1Q10 compared to R$ 0.14/share in 1Q09, a 9.5% increase. Shares outstanding at the end of the period were 418.7 million (ex. Treasury shares) and R$ 259.9 million in the 1Q09.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method reached R$ 1.03 billion in the 1Q10, R$ 27 million higher than 1Q09. The consolidated margin in the 1Q10 was 35.1%, 54 bps higher than the 1Q09.

The table below shows our revenues, costs and results to be recognized, as well as the expected margin:

 Page: 79

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 15 - Results to be recognized (REF)
(R$ million)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Revenues to be recognized	2,934	2,901	3,025	1.1%	-3.0%
	Costs to be recognized	(1,904)	(1,898)	(1,959)	0.3%	-2.8%
	Results to be recognized (REF)	1,030	1,003	1,066	2.7%	-3.3%
	REF margin	35.1%	34.6%	35.2%	54 bps	-12 bps
Note: Revenues to be recognized are net from PIS/Cofins (3.65%); excludes the AVP method introduced by law 11,638

Balance Sheet

Cash and Cash Equivalents

On March 31, 2010, cash and cash equivalents exceeded R$ 2.1 billion, 50% higher than the balance of R$ 1.4 billion as of December 31, 2009, and 326% higher than the R$ 500.8 million recorded at the close of 1Q09, mainly due to the equity offering.

Accounts Receivable

At the conclusion of the 1Q10, total accounts receivable increased by 4% to R$ 7.2 billion, compared to R$ 6.9 billion in 4Q09, and an increase of 28% as compared to the R$ 5.6 billion balance one year ago.

Table 16 - Total receivables
(R$ million)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Receivables from developments	3,045.1	3,011.3	3,139.6	1%	-3%
	Receivables from PoC	4,116.1	2,593.6	3,776.6	59%	9%
	Total	7,161.2	5,604.9	6,916.2	28%	4%

Notes:

Receivables from developments: accounts receivable not yet recognized acording to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized acording to PoC and BRGAAP

Inventory (Properties for Sale)

The inventory balance totaled R$ 1.76 billion in 1Q10, a decline of 5% when compared to R$ 1.85 billion registered in 1Q09. Inventory reduction was mainly driven by a higher than launches sales result.

Finished units represented 8% of our inventories at market value, while 50% of the total inventory comes from units up to 30% constructed.

Table 18 - Inventories
(R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Consolidated	Land	745,119	724,105	732,238	2.9%	1.8%
	Units under construction	842,022	973,884	895,085	-13.5%	-5.9%
	Completed units	169,373	150,237	121,134	12.7%	39.8%
	Total	1,756,514	1,848,226	1,748,457	-5.0%	0.5%

 Page: 80

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 19 - Inventories at market value per company
PSV - (R$000)		1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Gafisa	2010 launches	232,793	-	-	-	-
	2009 launches	457,995	80,855	644,384	466%	-29%
	2008 launches	643,511	936,317	685,613	-31%	-6%
	2007 and earlier launches	446,506	754,149	503,904	-41%	-11%
	Total	1,780,805	1,771,321	1,833,901	1%	-3%

Tenda	2010 launches	188,727	-	-	-	-
	2009 launches	123,740	-	248,491	-	-50%
	2008 launches 2)	325,067	484,594	393,322	-33%	-17%
	2007 and earlier launches	127,647	664,462	154,760	-81%	-18%
	Total	765,180	1,149,056	796,573	-33%	-4%

Consolidated	Total	2,545,985	2,920,377	2,630,473	-13%	-3%

Table 20 - Inventories per conclusion status
Company	Not started	Up to 30% constructed	30%to 70% constructed	More than 70% constructed	Finished units	Total 1Q10
Gafisa	422,096	287,978	559,866	319,877	190,988	1,780,805
Tenda	112,492	449,447	165,024	17,879	20,338	765,180
Total	534,588	737,426	724,891	337,755	211,325	2,545,985

Liquidity

On March 31st, 2010, Gafisa had a cash position of R$ 2.13 billion. On the same date, Gafisa’s debt and obligations to investors totaled R$ 3.33 billion, resulting in a net debt and obligations of R$ 1.2 billion. Net debt and investor obligation to equity and minorities ratio was 34.6% compared to 83.8% in 4Q09, mainly due to the equity offering, partially offset by R$ 233 million cash burn in the quarter. When excluding Project Finance, this ratio reached a negative -14.0%, a comfortable leverage level.

Gafisa’s cash burn rate in the quarter reached R$ 233 million. This amount reflects a strong pace of construction activity at the Company.

Currently we have access to a total of R$ 3.8 billion in construction finance lines of credit provided by all of the major banks in Brazil. At this time we have R$ 2.1 billion in signed contracts and R$ 439 million in contracts in process, giving us additional availability of R$ 1.2 billion.

We also have receivables (from units already delivered) of R$ 250 million available for securitization.

The following tables set forth information on our debt position as of March 31, 2010.

Table 21 - Indebtedness and Investor obligations
Type of obligation (R$000)	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Debentures - FGTS (project finance)	1,231,575	-	1,213,904	-	1.5%
Debentures - Working Capital	656,217	502,758	704,473	30.5%	-6.8%
Project financing (SFH)	458,008	417,352	467,019	9.7%	-1.9%
Working capital	687,801	635,796	736,736	8.2%	-6.6%
Incorporation of controlling company	-	6,781	-	-	-
Total consolidated debt	3,033,601	1,562,687	3,122,132	94%	23%

Consolidated cash and availabilities	2,125,613	500,778	1,424,053	324%	49%
Investor Obligations	300,000	300,000	300,000	-	-
Net debt and investor obligations	1,207,988	1,361,909	1,998,079	-11%	-40%
Equity + Minority shareholders	3,492,889	2,199,800	2,384,181	59%	47%

(Net debt + Obligations) / (Equity + Minorities)	34.6%	61.9%	83.8%
(Net debt + Ob.) / (Eq + Min.) - Exc. Project Finance (SFH + FGTS	-13.8%	76%	13.3%

 Page: 81

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Table 22 - Debt maturity per company
(R$ million)	Total	Until March/2010	Until March/2011	Until March/2012	Until March/2013	After March/2013
Debentures - FGTS (project finance)	1,231.6	31.6	150.0	300.0	450.0	300.0
Debentures - Working Capital	656.2	108.2	298.0	125.0	125.0	-
Project financing (SFH)	458.0	301.1	99.9	54.2	2.8	-
Working capital	687.8	430.8	181.3	43.2	32.5	-
Total consolidated debt	3,033.6	871.7	729.2	522.4	610.3	300.0

% Total		29%	24%	17%	20%	10%

Outlook

Gafisa continue to expect launches in the range of R$ 4 billion to R$ 5 billion through 2010, of which 40-45% dedicated to the affordable entry-level segment through Tenda, with an expected full year 2010 EBITDA margins to reach between 18.5%- 20.5%.

 Page: 82

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary

Backlog of Results – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues – As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin – Equals to “Backlog of Results” divided “Backlog of Revenues” to be recognized in future periods.

Land Bank – Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our Board of Directors.

PoC Method – Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion (“PoC”) method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales – Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

Affordable Entry Level – residential units targeted to the mid-low and low income segments with prices below R$ 1,800 per square meter.

LOT (Urbanized Lots) – land subdivisions, or lots, with prices ranging from R$ 150 to R$ 600 per square meter

SFH Funds – Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements – A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV – Potential Sales Value.

 Page: 83

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 990 developments and built more than 11 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entrylevel housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the midto higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Investor Relations

Luiz Mauricio de Garcia Paula

Rodrigo Pereira

Phone: +55 11 3025-9297 / 9242 / 9305

Email: ri@gafisa.com.br

Website: www.gafisa.com.br/ir

Media Relations (Brazil)

Patrícia Queiroz

Máquina da Notícia Comunicação Integrada

Phone: +55 11 3147-7409

Fax: +55 11 3147-7900

E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

 Page: 84

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets projects launched during 1Q10:

	Project	Launch Date	Local	% Gafisa	Units	PSV	% sales	% sales
					(%Gafisa)	(%Gafisa)	31/Mar/10	30/Apr/10
Gafisa	Reserva Ecoville	January	Curitiba - PR	50%	128	76,516	61%	61%
Gafisa	Pq Barueri Cond Clube F2A - Sabiá	February	Barueri - SP	100%	171	47,399	4%	27%
Gafisa	Alegria - Fase2B	February	Guarulhos - SP	100%	139	40,832	5%	42%
Gafisa	Pátio Condomínio Clube - Harmony	February	São José dos Campos - SP	100%	96	32,332	7%	59%
Gafisa	Mansão Imperial - Fase 2b	February	São Bernardo do Campo - SP	100%	89	62,655	7%	27%
Gafisa	Golden Residence	March	Rio de Janeiro - RJ	100%	78	22,254	34%	49%
Gafisa	Riservato	March	Rio de Janeiro - RJ	100%	42	27,310	34%	63%
Gafisa					743	309,298

Alphaville	Alphaville Ribeirão Preto F1	March	Ribeirão Preto - SP	60%	340	97,269	65%	82%
Alphaville					340	97,269

Tenda	Grand Ville das Artes - Monet Life IV	January	Lauro de Freitas - BA	100%	56	5,118	76%	77%
Tenda	Grand Ville das Artes - Matisse Life IV	January	Lauro de Freitas - BA	100%	60	5,403	88%	85%
Tenda	Fit Nova Vida - Taboãozinho	January	São Paulo - SP	100%	137	7,261	96%	99%
Tenda	São Domingos (Fase Única)	February	Contagem - MG	100%	192	17,823	61%	69%
Tenda	Espaço Engenho III (Fase Única)	February	Rio de Janeiro - RJ	100%	197	18,170	96%	100%
Tenda	Portal do Sol Life IV	February	Belford Roxo - RJ	100%	64	5,971	31%	64%
Tenda	Grand Ville das Artes - Matisse Life V	February	Lauro de Freitas - BA	100%	120	10,805	66%	71%
Tenda	Grand Ville das Artes - Matisse Life VI	March	Lauro de Freitas - BA	100%	120	10,073	68%	77%
Tenda	Grand Ville das Artes - Matisse Life VII	March	Lauro de Freitas - BA	100%	100	8,957	15%	64%
Tenda	Residencial Buenos Aires Tower	March	Belo Horizonte - MG	100%	88	14,226	62%	82%
Tenda	Tapanã - Fase I (Condomínio I)	March	Belém - PA	100%	274	26,543	3%	5%
Tenda	Tapanã - Fase I (Condomínio III)	March	Belém - PA	100%	164	15,926	4%	17%
Tenda	Estação do Sol - Jaboatão I	March	Jaboatão dos Guararapes - PE	100%	159	17,956	2%	9%
Tenda	Fit Marumbi Fase II	March	Curitiba - PR	100%	335	62,567	15%	39%
Tenda	Carvalhaes - Portal do Sol Life V	March	Belford Roxo - RJ	100%	96	9,431	8%	28%
Tenda	Florença Life I	March	Campo Grande - RJ	100%	199	15,720	13%	24%
Tenda	Cotia - Etapa I Fase V	March	Cotia - SP	100%	272	25,410	22%	59%
Tenda	Fit Jardim Botânico Paraiba - Stake Acquisition	March	João Pessoa - PB	100%	155	19,284	43%	51%
Tenda					2,788	296,643

Total					3,871	703,209

 Page: 85

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets forth the financial completion of the construction in progress and the related revenue recognized (R$000) during the first quarter ended on March 31, 2010.

	Project	Construction status		%Sold		Revenues recognized (R$000)
		1Q10	4Q09	1Q10	4Q09	1Q10	4Q09
Gafisa	Gafisa Corporate - Jardim Paulista	69%	0%	83%	71%	75,284	0
Gafisa	LONDON GREEN	99%	92%	92%	83%	26,419	27,392
Gafisa	IT STYLE - FASE 1	44%	42%	70%	37%	25,954	27,036
Gafisa	PARC PARADISO	90%	76%	100%	100%	20,002	26,234
Gafisa	SUPREMO	72%	63%	97%	96%	16,596	13,104
Gafisa	ENSEADA DAS ORQUÍDEAS	79%	68%	98%	98%	16,273	20,847
Gafisa	PQ BARUERI COND - FASE 1	63%	51%	67%	65%	14,962	12,622
Gafisa	NOVA PETROPOLIS SBC - 1ª FASE	73%	60%	57%	53%	14,633	9,832
Gafisa	VP HORTO - FASE 2 (OAS)	88%	72%	97%	97%	14,382	18,571
Gafisa	VISION	87%	76%	96%	94%	13,386	12,170
Gafisa	MAGIC	99%	88%	80%	76%	12,975	11,076
Gafisa	VP HORTO - FASE 1 (OAS)	92%	81%	98%	97%	12,032	17,218
Gafisa	Vila Nova São José - F1a	54%	49%	72%	72%	11,211	8,443
Gafisa	OLIMPIC BOSQUE DA SAÚDE	86%	75%	96%	92%	9,865	5,998
Gafisa	Conc Monte Alegre	39%	38%	91%	71%	9,760	31,273
Gafisa	Vistta Santana	53%	47%	84%	79%	8,673	7,687
Gafisa	VERDEMAR - FASE 1	59%	47%	57%	55%	8,401	2,860
Gafisa	Details	61%	55%	84%	63%	8,058	3,592
Gafisa	TERRAÇAS ALTO DA LAPA	94%	84%	94%	93%	7,827	12,436
Gafisa	LAGUNA DI MARE - FASE 2	34%	18%	69%	62%	7,716	3,819
Gafisa	ACQUARELLE	90%	71%	90%	88%	7,237	8,764
Gafisa	SOLARES DA VILA MARIA	79%	66%	99%	100%	5,967	5,196
Gafisa	GRAND VALLEY NITERÓI - FASE 1	51%	43%	92%	92%	5,943	5,101
Gafisa	ECOLIVE	47%	37%	94%	84%	5,492	5,440
Gafisa	Chácara Santana	56%	47%	94%	94%	5,304	5,029
Gafisa	TERRAÇAS TATUAPE	59%	45%	76%	54%	5,302	3,800
Gafisa	EVIDENCE	85%	71%	77%	76%	4,990	4,165
Gafisa	RUA DAS LARANJEIRAS 29	75%	69%	100%	100%	4,933	3,935
Gafisa	BRINK	56%	47%	90%	87%	4,913	2,817
Gafisa	MONT BLANC	55%	47%	36%	32%	4,769	1,616
Gafisa	ISLA RESIDENCE CLUBE	100%	100%	97%	94%	4,710	6,039
Gafisa	Alphaville Barra da Tijuca	80%	77%	73%	73%	4,458	3,152
Gafisa	PRIVILEGE RESIDENCIAL SPE	87%	77%	87%	86%	4,343	6,593
Gafisa	Mansão Imperial - F1	46%	39%	79%	78%	4,342	4,532
Gafisa	ORBIT	74%	66%	63%	56%	4,009	3,227
Gafisa	QUINTAS DO PONTAL	77%	71%	38%	35%	3,849	5,125
Gafisa	Verdemar - Fase 2	62%	51%	45%	42%	3,786	2,719
Gafisa	ICARAÍ CORPORATE	96%	89%	96%	97%	3,710	3,082
Gafisa	Reserva do Bosque - Lauro Sodré - Phase 2	31%	24%	72%	72%	3,568	2,682
Gafisa	Supremo Ipiranga	31%	26%	71%	63%	3,445	2,820
Gafisa	Nouvelle	28%	6%	45%	45%	3,342	485
Gafisa	CARPE DIEM RESIDENCIAL	62%	46%	56%	55%	3,229	2,818
Gafisa	RIV. PONTA NEGRA ED. NICE	97%	94%	60%	49%	3,086	1,121
Gafisa	RESERVA BOSQUE RESORT - F 1	28%	21%	97%	97%	2,891	2,951
Gafisa	ALEGRIA FASE 1	29%	24%	63%	62%	2,829	2,141
Gafisa	RESERVA DO LAGO - FASE I	100%	100%	98%	93%	2,782	4,421
Gafisa	Bella Vista - Fase 1	66%	55%	40%	39%	2,742	1,553
Gafisa	MISTRAL	36%	28%	84%	82%	2,568	3,537
Gafisa	Brink F2 - Campo Limpo	56%	47%	77%	71%	2,555	1,337
Gafisa	Outros					102,895	160,631
Gafisa		---	---	---	---	558,398	539,040

Alphaville	RIO DAS OSTRAS	65%	58%	77%	70%	15,020	15,585
Alphaville	VITÓRIA	90%	81%	89%	87%	14,794	20,593
Alphaville	ALPHAVILLE URBANISMO	100%	100%	100%	100%	9,217	17,368
Alphaville	RIBEIRÃO PRETO	6%	0%	66%	0%	4,936	0
Alphaville	LITORAL NORTE	63%	44%	74%	67%	4,575	5,434
Alphaville	BARRA DA TIJUCA	76%	77%	73%	73%	2,860	2,027
Alphaville	LONDRINA II	91%	84%	99%	99%	2,414	3,905
Alphaville	GRAVATAÍ	63%	60%	49%	40%	2,019	5
Alphaville	Cuiabá 2	95%	87%	100%	99%	1,973	6,422
Alphaville	CARUARU (VARGEM GRANDE)	48%	38%	99%	99%	1,967	4,672
Alphaville	Outros					9,212	20,143
Alphaville		---	---	---	---	68,987	96,154

Tenda		---	---	---	---	280,199	262,346

Total		---	---	---	---	907,585	897,540

 Page: 86

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Income Statement

R$ 000	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
Gross Operating Revenue
Real Estate Development and Sales	930,999	558,512	912,764	66.7%	2.0%
Construction and Services Rendered	7,877	7,299	17,647	7.9%	-55.4%
Deductions	(31,291)	(23,924)	(32,871)	30.8%	-4.8%
Net Operating Revenue	907,585	541,887	897,540	67.5%	1.1%

Operating Costs	(654,929)	(387,248)	(620,122)	69.1%	5.6%

Gross profit	252,656	154,639	277,418	63.4%	-8.9%

Operating Expenses
Selling Expenses	(51,294)	(46,606)	(73,277)	10.1%	-30.0%
General and Administrative Expenses	(57,418)	(55,918)	(60,298)	3%	-5%
Amortization of gain on partial sale of FIT Residential	-	52,600	11,689	-100%	-100%
Other Operating Revenues / Expenses	(1,980)	(22,723)	(427)	-91%	364%
Depreciation and Amortization	(10,238)	(7,982)	(10,004)	28%	2%
Non recurring expenses	-	-	(13,457)	0%	-100%

Operating results	131,726	74,010	131,644	78.0%	0.1%

Financial Income	23,929	35,527	23,167	-32.6%	3.3%
Financial Expenses	(57,197)	(44,736)	(51,058)	27.9%	12.0%

Income Before Taxes on Income	98,458	64,801	103,753	51.9%	-5.1%

Deferred Taxes	(14,743)	(10,001)	(26,014)	47.4%	-43.3%
Income Tax and Social Contribution	(7,746)	(6,312)	(4,488)	22.7%	72.6%

Income After Taxes on Income	75,969	48,488	73,251	56.7%	3.7%

Minority Shareholders	(11,150)	(11,755)	(17,929)	-5.1%	-37.8%

Net Income	64,819	36,733	55,322	76.5%	17.2%

Net Income Per Share (R$)	0.15480	0.28264	0.33171	-45.2%	-53.3%

 Page: 87

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet

	1Q10	1Q09	4Q09	1Q10 x 1Q09	1Q10 x 4Q09
ASSETS
Current Assets
Cash and banks	338,672	120,169	241,193	181.8%	40.4%
Financial investments	1,786,941	380,609	1,182,860	369.5%	51.1%
Receivables from clients	2,193,650	1,392,606	2,008,464	57.5%	9.2%
Properties for sale	1,327,966	1,429,411	1,332,374	-7.1%	-0.3%
Other accounts receivable	95,436	137,787	108,791	-30.7%	-12.3%
Deferred selling expenses	18,802	15,247	6,633	23.3%	183.5%
Prepaid expenses	12,250	25,602	12,133	-52.2%	1.0%
	5,773,717	3,501,431	4,892,448	64.9%	18.0%
Long-term Assets
Receivables from clients	1,922,482	1,200,994	1,768,182	60.1%	8.7%
Properties for sale	428,549	418,815	416,083	2.3%	3.0%
Deferred taxes	307,132	215,831	281,288	42.3%	9.2%
Other	53,083	141,246	69,160	-62.4%	-23.2%
	2,711,246	1,976,886	2,534,713	37.1%	7.0%

Investments	195,534	195,088	195,088	0.2%	0.2%
Property, plant and equipment	60,269	45,130	56,476	33.5%	6.7%
Intangible assets	12,047	7,303	9,598	65.0%	25.5%
	267,850	247,521	261,162	8.2%	2.6%

Total Assets	8,752,813	5,725,838	7,688,323	52.9%	13.8%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Loans and financings	735,741	467,788	678,312	57.3%	8.5%
Debentures	139,792	60,758	122,377	130.1%	14.2%
Obligations for purchase of land and advances
from clients	470,986	517,537	475,409	-9.0%	-0.9%
Materials and service suppliers	234,648	108,058	194,331	117.2%	20.7%
Taxes and contributions	143,196	134,683	138,177	6.3%	3.6%
Taxes, payroll charges and profit sharing	64,851	60,226	61,320	7.7%	5.8%
Provision for contingencies	7,326	8,385	11,266	-12.6%	-35.0%
Dividends	54,468	26,106	54,279	108.6%	0.3%
Deferred taxes	-	-	79,474	-	-100.0%
Other	205,465	138,464	205,657	48.4%	-0.1%
	2,056,473	1,522,005	2,020,602	35.1%	1.8%
Long-term Liabilities
Loans and financings	410,067	592,140	525,443	-30.7%	-22.0%
Debentures	1,748,000	442,000	1,796,000	295.5%	-2.7%
Obligations for purchase of land	161,194	193,301	146,401	-16.6%	10.1%
Deferred taxes	452,496	266,254	336,291	69.9%	34.6%
Provision for contingencies	51,957	43,634	61,687	19.1%	-15.8%
Other	371,534	332,661	407,323	11.7%	-8.8%
Deferred income on acquisition	8,203	17,249	10,395	-52.4%	-21.1%
Unearned income from partial sale of investment	0	116,794	0	-100.0%	0.0%
	3,203,451	2,004,033	3,283,540	59.9%	-2.4%

Minority's	63,306	544,458	58,547	-88.4%	8.1%
Shareholders' Equity
Capital	2,691,218	1,229,517	1,627,275	118.9%	65.4%
Treasury shares	(1,731)	(18,050)	(1,731)	-90.4%	0.0%
Capital reserves	293,626	188,315	318,439	55.9%	-7.8%
Revenue reserves	381,651	218,827	381,651	74.4%	0.0%
Retained earnings/accumulated losses	64,819	36,733	0	76.5%	0.0%
	3,429,583	1,655,342	2,325,634	107.2%	47.5%

Liabilities and Shareholders' Equity	8,752,813	5,725,838	7,688,323	52.9%	13.8%

 Page: 88

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

12.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Cash Flows
	1Q10	1Q09
Net Income	64,819	36,733

Expenses (income) not affecting w orking capital
Depreciation and amortization	11,443	7,982
Goodw ill / Negative goodw ill amortization	(1,205)	-
Expense w ith stock option plan	3,183	8,567
Unearned income from partial sale of investment	-	(52,600)
Unrealized interest and charges, net	64,501	37,876
Deferred Taxes	14,743	10,001
Disposal of fixed asset	-	4,660
Warranty provision	2,703	1,920
Provision for contingencies	3,158	(1,511)
Profit sharing provision	1,693	-
Allow ance (reversal) for doubtful debts	114	813
Minority interest	11,150	11,755

Decrease (increase) in assets
Clients	(339,600)	(475,868)
Properties for sale	(8,058)	180,750
Other receivables	45,467	11,097
Escrow deposits	(16,440)	309
Deferred selling expenses	(12,169)	(1,943)
Prepaid expenses	(117)	(206)

Decrease (increase) in liabilities
Obligations for purchase of land and advances from customers	7,666	55,056
Taxes and contributions	5,019	21,516
Trade accounts payable	40,317	(4,642)
Salaries, payroll charges	3,531	30,535
Other accounts payable	(17,008)	(787)

Cash used in operating activities	(115,090)	(117,987)

Investing activities

Purchase of property and equipment and deferred charges	(17,686)	(2,790)
Restricted cash in guarantee to loans	(395,990)	(34,203)
Cash used in investing activities	(413,676)	(36,993)

Financing activities

Capital increase	1,063,943	-
Alienação ações em tesouraria	(40,971)	-
Ganho na alienação de ações em tesouraria	-	-
Increase in loans and financing	104,105	51,631
Repayment of loans and financing	(257,138)	(87,349)
Assignment of credit receivables, net	(12,787)	(17,935)
Proceeds from subscription of redeemable equity interest in securitizatio	(9,668)	69,706
Dividends paid to venture partners	(13,147)	-

Net cash provided by financing activities	834,337	16,053

Net increase (decrease) in cash and cash equivalents	305,571	(138,927)

At the beggining of the period	1,249,422	528,574
At the end of the period	1,554,993	389,647

Net increase (decrease) in cash and cash equivalents	305,571	(138,927)

 Page: 89

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		3/31/2010
		Common shares
Shareholder	Country	Shares	%
EIP BRAZIL HOLDINGS LLC	USA	48,092,228	11.47%
Marsico Capital Management LLC (2)	USA	36,085,780	8.60%
MORGAN STANLEY & CO.(1)	USA	24,152,652	5.76%
Treasury shares		599,486	0.14%
Other		310,488,128	74.03%
Total shares		419,418,274	100.00%

(1) Source: Thomson One - as per Form 13F filed at SEC
(2) Source: Form 13G filed at SEC

		3/31/2009
		Common shares
Shareholder	Country	Shares	%
EIP BRAZIL HOLDINGS LLC	USA	24,829,605	18.66%
MORGAN STANLEY & CO.	USA	16,381,988	12.31%
Marsico Capital	USA	13,636,367	10.25%
FMR LLC (FIDELITY)	USA	9,243,190	6.95%
Treasury shares		3,124,972	2.35%
Other		65,871,396	49.49%
Total shares		133,087,518	100.00%

 Page: 90

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2010
	Common shares
	Shares	%
Shareholders holding effective control
of the Company	48,092,228	11.47%
Board of directors	173,232	0.04%
Executive directors	2,557,707	0.61%
Fiscal counsil	-	0.00%

Executive control, shares, board members, officers and fiscal counsil	50,823,167	12.12%
Treasury shares	599,486	0.14%
Outstanding shares in the market (*)	418,818,788	99.86%
Total shares	419,418,274	100.00%

	3/31/2009
	Common shares
	Shares	%
Shareholders holding effective control
of the Company	24,829,605	18.66%
Board of directors	16,222	0.01%
Executive directors	1,316,269	0.99%
Fiscal counsil	-	0.00%

Executive control, shares, board members, officers and fiscal counsil	26,162,096	19.66%
Treasury shares	3,124,972	2.35%
Outstanding shares in the market (*)	103,800,450	77.99%
Total shares	133,087,518	100.00%
(*) Excludes shares of effective control, management, board and in treasury

 Page: 91

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

20.01 – OTHER RELEVANT INFORMATION

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

 Page: 92

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

Special Review Report of Independent Certified Accountants

To the shareholders and management of Gafisa S.A:

1.      We have carried out a limited review of the quarterly information of Gafisa S.A. (parent company and consolidated) at March 31, 2010, comprising the balance sheet, the statements of income, of changes in shareholders’ equity and of cash flows, and the accounting information included in the performance report for the quarter then ended. This information is the responsibility of the Company's management.

2.      Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the parent company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information (ITR); and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's and its subsidiaries’ financial position and operations.

3.      Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph 1 for such information to be stated in accordance with the regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of quarterly information (ITR).

4.      As mentioned in Note 2 (a), in 2009 the Brazilian Securities Commission (CVM) approved several Pronouncements, Interpretation and Technical Instructions Guidance issued by the Accounting Pronouncements Committee (CPC), effective for 2010, on changes to the accounting practices adopted in Brazil.  As allowed by CVM Resolution No. 603/09, the quarterly information mentioned in paragraph 1 were prepared in accordance with the accounting practices adopted in Brazil until December 31, 2009, therefore, it does not consider such changes. In line with this provision, it neither considers the changes in the accounting information in the balance sheet data at December 31, 2009, or in the statements of income, of changes in shareholders’ equity and of cash flows for the quarter ended March 31, 2009.

 Page: 93

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER		(Unaudited) Corporate Legislation BASE DATE - 03 /31/2010
01610-1	GAFISA S/A	01.545.826/0001-07

21.01 – SPECIAL REVIEW REPORT – WITHOUT EXCEPTIONS

5.      The balance sheet at December 31, 2009 was audited by us to which we issued an audit opinion report dated January 28, 2010 without exceptions. The statements of income, of changes in shareholders’ equity and of cash flows for the quarter ended March 31, 2009 were reviewed by other independent accountants, which opinion, dated June 10, 2009, was issued without exception.

São Paulo, April 29, 2010.

Auditores Independentes CRC 2 SP 018.196/O-8	Daniel Gomes Maranhão Júnior Accountant CRC 1SP-215.856/O-5

                                             Page: 94

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICERS	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	STATEMENT OF INCOME	7
04	01	04 - STATEMENT OF CASH FLOW	9
05	01	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	11
05	02	05 - STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	12
08	01	CONSOLIDATED BALANCE SHEET – ASSETS	13
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	14
09	01	CONSOLIDATED STATEMENT OF INCOME	16
10	01	10.01 – CONSOLIDATED STATEMENT OF CASH FLOW	18
11	01	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	20
11	02	11 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2010 TO 03/31/2010	21
06	01	NOTES TO THE QUARTERLY INFORMATION	22
07	01	COMMENT ON THE COMPANY PERFORMANCE IN THE QUARTER	67
12	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	68
20	01	OTHER RELEVANT INFORMATION	90
21	01	SPECIAL REVIEW REPORT	93

 Page: 95

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer